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As filed with the Securities and Exchange Commission on July 3, 2002

Registration No. 333-89792

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IDEC PHARMACEUTICALS CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	33-0112644
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

3030 Callan Road
San Diego, CA 92121
(858) 431-8500
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant's Principal Executive Offices)

Phillip M. Schneider
Senior Vice President and Chief Financial Officer
IDEC Pharmaceuticals Corporation
3030 Callan Road
San Diego, CA 92121
(858) 431-8500
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

David R. Snyder, Esq.
Pillsbury Winthrop LLP
101 West Broadway, Suite 1800
San Diego, CA 92101
(619) 234-5000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of the Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 3, 2002

PROSPECTUS

$1,204,950,000
Liquid Yield Option™ Notes due 2032
(Zero Coupon—Senior)
and Shares of Common Stock Issuable
Upon Conversion and/or Purchase of the LYONs

The Offering:

        We issued the Liquid Yield Option™ Notes (the "LYONs") in a private placement in April and May 2002 at an issue price of $592.91 per LYON (59.291% of the principal amount at maturity). Selling securityholders will use this prospectus to resell their LYONs and the shares of common stock issuable upon conversion and/or purchase by us of their LYONs. We will not pay interest on the LYONs prior to maturity unless contingent interest becomes payable as described below. Instead, on April 29, 2032, the maturity date of the LYONs, each holder will receive $1,000 per LYON. The issue price of each LYON represents a yield to maturity of 1.75% per year calculated from April 29, 2002, excluding any contingent interest. The LYONs will rank equal in right of payment to all of our existing and future unsecured and unsubordinated indebtedness. The LYONs will rank senior in right of payment to all of our existing and future subordinated indebtedness, including our outstanding Liquid Yield Option™ Notes due 2019, which we refer to as the LYONs due 2019 in this prospectus.

Convertibility of the LYONs:

        Holders may convert each of their LYONs into 7.1881 shares of our common stock at any time on or before the maturity date. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount. The accreted conversion price per share as of any day will equal the issue price of a LYON plus the accrued original issue discount to that day, divided by the then applicable conversion rate. Our common stock is quoted on the Nasdaq National Market under the symbol IDPH. On June 3, 2002, the last reported bid price of our common stock on the Nasdaq National Market was $39.75 per share.

Contingent Interest:

        We will pay contingent cash interest to the holders of LYONs during any six-month period commencing on or after April 30, 2007 if the average market price of a LYON for a five trading day measurement period preceding such six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON. The contingent interest payable per LYON in respect of any quarterly period within such six-month period where contingent interest is determined to be payable will equal the greater of (1) the amount of regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the then applicable conversion rate or (2) 0.0625% of the average market price of a LYON for the five trading day measurement period preceding such six-month period, provided that if we do not pay regular cash dividends during a semiannual period, we will pay contingent interest semiannually at a rate of 0.125% of the average market price of a LYON for the five trading day measurement period immediately preceding such six-month period. For United States federal income tax purposes, the LYONs will constitute contingent payment debt instruments. You should read the discussion of selected United States federal income tax consequences relevant to the LYONs beginning on page 38.

Purchase of the LYONs by IDEC Pharmaceuticals at the Option of the Holder:

        Holders may require us to purchase all or a portion of their LYONs on April 29, 2005 at a price of $624.73 per LYON, on April 29, 2007 at a price of $646.88 per LYON, on April 29, 2012 at a price of $705.76 per LYON, and on April 29, 2017 at a price of $770.01 per LYON. We may choose to pay the purchase price in cash, our common stock or a combination of cash and our common stock. In addition, if a change in control occurs, as defined in the indenture, on or before April 29, 2007, holders may require us to purchase all or a portion of their LYONs for cash.

Redemption of the LYONs at the Option of IDEC Pharmaceuticals:

        We may redeem all or a portion of the LYONs for cash at any time on or after April 29, 2007, at the prices set forth in "Description of LYONs—Redemption of LYONs at the option of IDEC Pharmaceuticals."

Investing in the LYONs involves risks, some of which are described in the "Risk Factors" section beginning on page 10 of this prospectus.

        We will not receive any of the proceeds from the sale of the LYONs or shares of common stock by any of the selling securityholders. The LYONs and shares of common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, shares of common stock may be offered from time to time through ordinary brokerage transactions on the Nasdaq National Market. See "Plan of Distribution." The selling securityholders may be deemed to be "underwriters" as defined in the Securities Act of 1933. Any profits realized by the selling securityholders may be deemed to be underwriting commissions. If the selling securityholders use any broker-dealers, any commissions paid to broker-dealers and, if broker-dealers purchase any LYONs or shares of common stock as principals, any profits received by such broker-dealers on the resale of the LYONs or shares of common stock, may be deemed to be underwriting discounts or commissions under the Securities Act.

        Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        2002.

™ Trademark of Merrill Lynch & Co., Inc.

You should assume that the information in this prospectus is accurate only as of the date of the front cover of this prospectus, and the information contained in any document incorporated by reference is accurate only as of the date of the front cover of that document, except to the extent it is superseded by other information contained directly in this prospectus.

FORWARD-LOOKING INFORMATION

        All statements included or incorporated by reference in this prospectus and in documents incorporated by reference, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Such statements are typically characterized by terminology such as "believe," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy" and similar expressions. These statements are based on assumptions and assessments made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors our management believes to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including those risks described in this prospectus under "Risk Factors," as well as other factors that our management has not yet identified. Any such forward looking statements are not guarantees of future performance and actual results, developments and business decisions may differ from those contemplated by such forward-looking statements. We disclaim any duty to update any forward-looking statements.

SUMMARY

        The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. Unless otherwise indicated, references to our common stock include the related rights under our stockholder rights plan. When used in this prospectus, the terms "we," "our" and "us" refer to IDEC Pharmaceuticals Corporation and its consolidated subsidiaries, unless otherwise specified.

IDEC Pharmaceuticals Corporation

        We are a biopharmaceutical company engaged primarily in the research, development, manufacture and commercialization of targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases. Our two commercial products, Rituxan® and ZEVALIN™, are for use in the treatment of certain B-cell non-Hodgkin's lymphomas, or B-cell NHLs. B-cell NHLs currently afflict approximately 300,000 patients in the United States. We are also developing products for the treatment of cancer and various autoimmune diseases, such as rheumatoid arthritis, psoriasis, allergic asthma and allergic rhinitis.

        In November 1997, Rituxan became the first monoclonal antibody approved by the U.S. Food and Drug Administration, or FDA, for a cancer therapy indication. Rituxan, marketed in the United States under a copromotion arrangement between us and Genentech, Inc., achieved U.S. net sales of $235.0 million for the three months ended March 31, 2002, compared to $168.0 million for the comparable period in 2001, an increase of 40%. U.S. net sales of Rituxan were $779.0 million in 2001, compared to $424.3 million in 2000, an increase of 84%. F. Hoffmann-La Roche Ltd., our European marketing partner for Rituxan, sells Rituxan under the trade name MabThera outside the United States, except in Japan where it continues development of and copromotes Rituxan in collaboration with Zenyaku Kogyo Co. Ltd. Rituxan is the trade name in the United States, Canada and Japan for the compound Rituximab. Outside the United States, Canada and Japan, Rituximab is marketed as MabThera. In this prospectus, we refer to Rituximab, Rituxan and MabThera collectively as Rituxan, except where we have otherwise indicated.

        Under our copromotion arrangement with Genentech, we share responsibility with Genentech for selling and continued development of Rituxan in the United States. Continued development of Rituxan includes conducting supportive research and post-approval clinical studies on Rituxan and obtaining potential approval of Rituxan for additional indications. Genentech provides support functions for the commercialization of Rituxan including marketing, customer service, order entry, distribution, shipping and billing. Since September 1999, Genentech has been responsible for all worldwide manufacturing of Rituxan.

        All U.S. sales of Rituxan and associated costs and expenses are recognized by Genentech and we record our share of the pretax copromotion profits on a quarterly basis. Our profit-sharing formula with Genentech has two tiers; we earn a higher percentage of the pretax copromotion profits at the upper tier once a fixed pretax copromotion profit level is met. The profit-sharing formula resets annually at the beginning of each year to the lower tier.

        Rituxan, which is delivered intravenously, is approved as a treatment of relapsed or refractory low-grade or follicular, CD20-positive, B-cell NHL. Typically treatment with Rituxan is given as four weekly intravenous infusions over a 22-day period compared to other available therapies such as chemotherapy, which is typically given in repeated cycles for four to eight months. Because of its proven benefits and safety profile, we believe that Rituxan is a strong candidate for combination therapy, and we are currently researching its possible uses in this role.

        In May 2001, we announced that the FDA approved a supplemental Biological License Application, or sBLA, for Rituxan. The new product labeling allows for:

  •
  retreatment with Rituxan after a prior course of Rituxan therapy;

  •
  treatment with eight weekly infusions of Rituxan, as an alternative to the prior approved labeling of four weekly infusions; and

  •
  treatment of NHL patients with bulky disease (tumors greater than ten centimeters).

        The sBLA also amended our Rituxan Package Insert, or PI, to update safety information. In addition, a Dear Healthcare Provider letter was sent to physicians to enhance their understanding of adverse events that may be associated with Rituxan use.

        In June 1998, Roche was granted marketing authorization for Rituxan in all European Union countries. In March 2002, the European Medicines Evaluation Agency, or EMEA, approved the use of Rituximab in combination with standard chemotherapy, or CHOP, to treat patients with aggressive NHL. In June 2001, Zenyaku, our Japanese marketing partner for Rituxan, was granted marketing authorization for Rituxan in Japan.

        In February 2002, ZEVALIN became the first radioimmunotherapy approved by the FDA for the treatment of certain B-cell NHLs. We have retained all U.S. marketing and distribution rights to ZEVALIN and have granted marketing and distribution rights outside the U.S. to Schering Aktiengesellschaft.

        In January 2001, the EMEA accepted for filing the ZEVALIN Marketing Authorization Application, or MAA, submitted by Schering AG in the European Union. In March 2002, the "Summary of Product Characteristics" was approved by the European Committee for Proprietary Medicinal Products, or CPMP, for the treatment of adult patients with Rituximab relapsed or refractory CD20+ follicular B-cell NHL. The CPMP's final approval is pending and subject to the good manufacturing practices, or GMP, inspection at DSM Pharmaceuticals, Inc., formerly Catalytica Pharmaceuticals Inc.

        ZEVALIN, which is delivered intravenously, is approved in the United States as a treatment for relapsed or refractory low-grade, follicular or transformed B-cell NHL including patients with Rituxan refractory follicular NHL. The ZEVALIN therapeutic regimen includes two doses of Rituxan, one week apart, to deplete peripheral blood B cells and optimize ZEVALIN biodistribution. The first dose of Rituxan is followed by Indium-111-ZEVALIN. Gamma camera images are then obtained at two to 24 hours, 48-72 hours and an optional image at 90-120 hours. These images are obtained to confirm expected biodistribution. If acceptable biodistribution is demonstrated, the second dose of Rituxan is followed by Yttrium-90-ZEVALIN. The Yttrium-90 is attached to the ZEVALIN antibody at the radiopharmacy just prior to the therapeutic infusion in the patient. The entire regimen, therefore, can be completed in approximately one week.

        We also have four other antibodies in various stages of clinical development for treatment of autoimmune diseases and cancer:

  •
  PRIMATIZED® Anti-CD80 (Anti-B7.1) (IDEC-114) is being developed as a treatment for psoriasis and NHL. This antibody has successfully completed a Phase I safety trial and a Phase I/II multiple dose clinical trial in psoriasis. In January 2001, we initiated two Phase II clinical trials with IDEC-114 in patients with moderate to severe psoriasis. In January 2002, we initiated a Phase I/II clinical trial with IDEC-114 in patients with relapsed or refractory follicular lymphoma.

  •
  PRIMATIZED Anti-CD4 (IDEC-151) is being developed as a treatment for rheumatoid arthritis. A Phase II trial of this antibody was initiated in August 2000 in combination with methotrexate in patients with moderate to severe rheumatoid arthritis. For this trial, we enrolled approximately 135 patients who were randomized to receive IDEC-151 plus methotrexate or placebo plus methotrexate.

  •
  PRIMATIZED Anti-CD23 (IDEC-152) is being developed as a treatment for allergic asthma and allergic rhinitis. We completed a 30-patient Phase I clinical test with IDEC-152 that demonstrated a favorable safety profile. In February 2002, we initiated a Phase I/II study in allergic asthma. In May 2002, we initiated a Phase I/II study in allergic rhinitis.

  •
  Humanized Anti-CD40L (IDEC-131) is being developed as a treatment for autoimmune diseases and we have initiated three separate Phase II clinical trials with IDEC-131 in three different autoimmune indications. In January 2001, we initiated a Phase II study in patients with chronic, refractory immune thrombocytopenic purpura, or ITP, and a separate Phase II study in patients with moderate to severe psoriasis, a T-cell mediated disease. In September 2001, we began a Phase II study in Crohn's disease.

Recent Developments

        On February 19, 2002, ZEVALIN became the first radioimmunotherapy approved by the FDA for the treatment of certain B-Cell NHLs. We recorded our first commercial sale of ZEVALIN on April 1, 2002.

        On April 18, 2002, we announced financial results for the three months ended March 31, 2002. U.S. net sales of Rituxan, as recorded by Genentech in the three months ended March 31, 2002, were $235.0 million. Our total revenues for the three months ended March 31, 2002 were $79.7 million. This includes $78.2 million recorded for our joint business arrangement with Genentech for the commercialization of Rituxan. Net income for the three months ended March 31, 2002 was $29.7 million or $0.17 per share on a diluted basis.

        On April 25, 2002, we announced that we had extended our collaborative research agreement with Seikagaku Corporation to support the full clinical development of IDEC-152, our anti-CD23 monoclonal antibody in allergic asthma and other allergic diseases. The original collaborative agreement, entered into in December 1994, granted Seikagaku an exclusive license in the entire world, except in North America, Central America and South America, to develop and commercialize IDEC-152 (anti-CD23) antibody products. Under the terms of the amended collaborative agreement Seikagaku will also share in our costs related to the clinical development of IDEC-152 through the filing of a Biologics Licensing Application.

        On June 10, 2002, we announced that the Zevalin therapeutic regimen had been granted transitional pass-through status and special payment under Medicare's Hospital Outpatient Prospective Payment System by the Centers for Medicare and Medicaid Services, effective with the October 2002 systems update. We had originally anticipated that Medicare reimbursement would be effective in July 2002.

        Also on June 10, 2002, we announced that we had voluntarily placed a clinical hold on all ongoing clinical trials for our anti-CD40 ligand monoclonal antibody, IDEC-131. As part of our ongoing product evaluation, we identified a potential safety risk of thromboembolism, or blood clot, and we took immediate action to halt all investigational studies based upon that information. We will work closely with the FDA and our investigators on this issue and the INDs for these studies will remain on clinical hold pending an evaluation of this safety issue.

        On July 1, 2002, we announced that the European launch of Zevalin by our partner, Schering AG, will be delayed due to certain technical compliance issues at the fill/finish provider. These issues are the subject of ongoing discussions between Schering and the European regulatory authorities. Schering had originally hoped to launch Zevalin in Europe in the second half of 2002.

The Offering

LYONs	$1,204,950,000 aggregate principal amount at maturity of LYONs due April 29, 2032. We will not pay interest on the LYONs prior to maturity unless contingent interest becomes payable as described below. Each LYON has been issued at a price of $592.91 per LYON and has a principal amount at maturity of $1,000.
Maturity of LYONs	April 29, 2032.
Yield to Maturity of LYONs	1.75% per year, computed on a semiannual bond equivalent basis, calculated from April 29, 2002, excluding any contingent interest.
Conversion Rights
Holders may surrender LYONs for conversion into shares of our common stock at any time on or before the maturity date, unless the LYONs have been previously redeemed or repurchased. For each LYON surrendered for conversion, a holder will receive 7.1881 shares of our common stock. The conversion rate is adjusted for certain reasons specified in the indenture, but is not adjusted for accrued original issue discount. Upon conversion, a holder will not receive any cash payment representing accrued original issue discount or, except under limited circumstances, contingent interest. Instead, accrued original issue discount will be deemed paid by the shares of common stock received by the holder on conversion. See "Certain United States Federal Income Tax Considerations" and "Description of LYONs—Conversion Rights."
The accreted conversion price per share as of any day equals the issue price of a LYON plus the accrued original issue discount to that day, divided by the then applicable conversion rate.
Ranking
The LYONs are unsecured and unsubordinated obligations of ours and will rank equal in right of payment to all our existing and future unsecured and unsubordinated indebtedness. However, the LYONs are effectively subordinated to all existing and future obligations of our subsidiaries. As of April 30, 2002, we had no senior indebtedness outstanding. In addition, the LYONs rank senior in right of payment to our existing and future subordinated indebtedness, including our outstanding LYONs due 2019.

Original Issue Discount
We issued the LYONs at an issue price significantly below the principal amount at maturity of the LYONs. This original issue discount accrues daily at a rate of 1.75% per year beginning on the date of issuance of such LYON, calculated on a semiannual bond equivalent basis, using a 360-day year comprising twelve 30-day months. The accrual of imputed interest income on the LYONs, as calculated for United States federal income tax purposes, also referred to herein as tax original issue discount, is expected to exceed the accrued original issue discount. See "Certain United States Federal Income Tax Considerations—Accrual of Interest on the LYONs."
Contingent Interest
We will pay contingent cash interest to the holders of LYONs during any six-month period from April 30 to October 29 and from October 30 to April 29, commencing on or after April 30, 2007, if the average market price, determined as described herein, of a LYON for the Applicable Five Trading Day Period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON. "Applicable Five Trading Day Period" means the five trading days ending on the second trading day immediately preceding the relevant six-month period, unless we declare a regular cash dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, in which case the "Applicable Five Trading Day Period" means the five trading days ending on the second trading day immediately preceding such record date.

The amount of contingent interest payable per LYON in respect of any quarterly period within a six-month period in which contingent interest is payable equals the greater of (1) the amount of regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the number of shares of common stock deliverable upon conversion of a LYON at the then applicable conversion rate or (2) 0.0625% of the average market price of a LYON for the Applicable Five Trading Day Period, provided, that if we do not pay cash dividends during a semiannual period, we will pay contingent interest semiannually at a rate of 0.125% of the average market price of a LYON for the Applicable Five Trading Day Period.

Contingent interest, if any, accrues and becomes payable to holders of LYONs as of the record date for the related regular cash dividend or, if no regular cash dividend is paid by us during a quarter within the relevant six-month period, to holders of LYONs as of the 15th day preceding the last day of the relevant six-month period. Such payments will be paid on the payment date of the related regular cash dividend or, if no regular cash dividend is paid by us during a quarter within the relevant six-month period, on the last day of the relevant six-month period. The original issue discount continues to accrue at the yield to maturity whether or not contingent interest is paid.
Tax Original Issue Discount
The LYONs are debt instruments subject to the United States federal income tax contingent payment debt regulations. You should be aware that, even if we do not pay any cash interest (including any contingent interest) on the LYONs, you will be required to include interest in your gross income for United States federal income tax purposes. This imputed interest, also referred to herein as tax original issue discount, will accrue at a rate equal to 8.51% per year, computed on a semiannual bond equivalent basis, which represents the yield we believe we would pay, as of the original issue date of the LYONs, on noncontingent, nonconvertible, fixed-rate debt with terms otherwise similar to the LYONs. The rate at which the tax original issue discount will accrue for United States federal income tax purposes will exceed the stated yield of 1.75% for the accrued original issue discount. Your adjusted tax basis in a LYON will be increased over time to reflect the accrual of the tax original issue discount and will be decreased to reflect certain projected payments.

You will recognize gain or loss on the sale, exchange, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on the sale, exchange, conversion or redemption of a LYON, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain recognized by you on the sale, exchange, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See "Certain United States Federal Income Tax Considerations."
Sinking Fund	None.
Redemption of LYONs at the Option of IDEC Pharmaceuticals.
We may redeem all or a portion of the LYONs for cash at any time on or after April 29, 2007, at the redemption prices set forth in this prospectus. See "Description of LYONs—Redemption of LYONs at the Option of IDEC Pharmaceuticals."
Purchase of LYONs by IDEC Pharmaceuticals at the Option of the Holder	Holders may require us to purchase all or a portion of their LYONs:
• on April 29, 2005 at a price of $624.73 per LYON;
• on April 29, 2007 at a price of $646.88 per LYON;
• on April 29, 2012 at a price of $705.76 per LYON; and
• on April 29, 2017 at a price of $770.01 per LYON.

In each case, such price includes accrued original issue discount to the purchase date. We may choose to pay the purchase price in cash, shares of our common stock or a combination of cash and shares of our common stock. We may, in our sole discretion, provide the holders with additional rights to require us to purchase the LYONs on additional purchase dates. See "Description of LYONs—Purchase of LYONs by IDEC Pharmaceuticals at the Option of the Holder."

Change in Control
Upon a change in control (as defined in the indenture) of IDEC Pharmaceuticals occurring on or before April 29, 2007, each holder may require us to purchase all or a portion of such holder's LYONs for cash at a price equal to the issue price of such LYONs plus accrued original issue discount to the purchase date. See "Description of LYONs—Change in Control Permits Purchase of LYONs by IDEC Pharmaceuticals at the Option of the Holder."
Use of Proceeds	We will not receive any of the proceeds from the sale by the selling securityholders of the LYONs or our common stock using this prospectus. See "Use of Proceeds."
DTC Eligibility
The LYONs have been issued in book-entry form and are represented by one or more permanent global certificates deposited with a custodian for and registered in the name of a nominee of DTC in New York, New York. Beneficial interests in any such securities are shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. See "Description of LYONs—Book-Entry System."
Trading
The LYONs are not listed on any securities exchange or included in any automated quotation system. However, the LYONs issued in the private placement are eligible for trading on the PORTAL® Market of the Nasdaq Stock Market, Inc. The LYONs resold using this prospectus, however, will no longer be eligible for trading on PORTAL. Our common stock is quoted on the Nasdaq National Market under the symbol IDPH.

RISK FACTORS

        In addition to the other information both contained in this prospectus and incorporated by reference in this prospectus, you should consider the following risk factors which could affect our actual future results and could harm our business, financial condition and results of operations before purchasing the LYON or our common stock. The risks and uncertainties described below are not the only risks facing us and additional risks and uncertainties may also harm our business.

Risks Related to this Offering

An Active Trading Market for the LYONs May Not Develop.

        The LYONs comprise a new issue of securities for which there is currently no public market. The LYONs will not be listed on any securities exchange or included in any automated quotation system. We do not know whether an active trading market will develop for the LYONs. If the LYONs are traded after their initial issuance, they may trade at a discount from their initial offering price depending on prevailing interest rates, the market for similar securities, the price of our common stock, our performance and other factors.

In Certain Circumstances, Your Claims as a Holder of a LYON Could Be Subordinated in the Event of Our Bankruptcy.

        If a holder elects to convert a LYON for our common stock and we thereafter become the subject of bankruptcy proceedings, if we have failed to deliver our common stock, a holder's claim in respect of the LYONs could be subordinated to all of our existing and future obligations. Furthermore, it is unclear how such a subordinated claim would be valued.

We May Not Have the Funds Necessary to Purchase LYONs at the Option of the Holders or Upon a Change in Control.

        On specified dates and upon the occurrence of specific kinds of change in control events occurring on or before April 29, 2007, holders of LYONs may require us to purchase all or a portion of their LYONs.

        However, if we were to experience a change in control, it is possible that we might not have sufficient funds to make the required purchase of LYONs or that restrictions in our other indebtedness would not allow those purchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "change in control" under the indenture. See "Description of LYONs—Change in Control Permits Purchase of LYONs by IDEC Pharmaceuticals at the Option of the Holder."

You Should Consider the United States Federal Income Tax Consequences of Owning LYONs.

        The LYONs are characterized as indebtedness of ours for United States federal income tax purposes. Accordingly, you will be required to include interest with respect to the LYONs in your income.

        The LYONs constitute contingent payment debt instruments. As a result, you will be required to include amounts in income, as ordinary income, in advance of the receipt of the cash attributable thereto, and to accrue interest on a constant yield to maturity basis at a rate comparable to the rate at which we believe we would issue a fixed-rate, noncontingent, nonconvertible debt instrument with terms similar to the LYONs (which will be 8.51% per year on a semiannual compounding basis). The amount of interest income required to be included by you for each year will be in excess of the yield to maturity of the LYONs. You will recognize gain or loss on the sale, exchange, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on such sale, exchange, conversion or redemption, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain recognized by you on the sale, exchange, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. A summary of the United States federal income tax consequences of ownership of the LYONs is described in this prospectus under the heading "Certain United States Federal Income Tax Considerations."

The LYONs Are Structurally Subordinated. This May Affect Your Ability to Receive Payments on the LYONs.

        The LYONs are our unsecured and unsubordinated obligations and rank equal in right of payment to all of our existing and future unsecured and unsubordinated indebtedness. In addition, the LYONs rank senior to all of our existing and future subordinated indebtedness, including our outstanding LYONs due 2019. However, the LYONs are effectively subordinated to all existing and future obligations of our subsidiaries. Although currently we conduct only limited operations through our subsidiaries, we may conduct additional operations through subsidiaries in the future. Our cash flow and our ability to service our debt, including the LYONs, therefore may depend in the future upon the earnings of our subsidiaries and we may depend on the distribution of earnings, loans or other payments by those subsidiaries to us.

        Our subsidiaries are, and any future subsidiaries will be, separate and distinct legal entities. Our subsidiaries have, and our future subsidiaries will have, no obligation to pay any amounts due on the LYONs or, subject to existing or future contractual obligations between us and our subsidiaries, to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries are also contingent upon our subsidiaries earnings and business considerations.

        Our right to receive any assets of any of our subsidiaries upon its liquidation or reorganization, and, as a result, the right of the holders of the LYONs to participate in those assets, are effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. The LYONs do not restrict the ability of our subsidiaries to incur additional indebtedness. In addition, our rights as a creditor of any subsidiary are subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to indebtedness held by us.

The Ratings of the LYONs May Fluctuate, Which Could Adversely Affect Their Market Price.

        Standard & Poor's, a division of the McGraw-Hill Companies, has issued a rating on our LYONs. We believe that one or more other rating agencies may issue a rating on our LYONs or change any rating they may issue from time to time. We cannot provide you with any assurance as to whether any such agencies will maintain a rating expected by investors. The reduction of ratings by one or more rating agencies could adversely impact the market price of the LYONs and our common stock.

Risks Related to Our Business

Our Revenues Rely Significantly on Rituxan Sales.

        Our revenues currently depend substantially upon continued sales of Rituxan. For the year ended December 31, 2001, approximately 92% of our revenues were derived from our Rituxan copromotion arrangement with Genentech. For the three-month period ended March 31, 2002, 98% of our revenues were derived from our Rituxan copromotion arrangement with Genentech. We cannot assure you that Rituxan will continue to be accepted in the United States or in any foreign markets or that Rituxan sales will continue to increase. A number of factors may affect the rate and level of market acceptance of Rituxan, including:

  •
  the perception by physicians and other members of the healthcare community of its safety and efficacy or that of competing products, if any;

  •
  the effectiveness of our and Genentech's sales and marketing efforts in the United States and the effectiveness of Roche's sales and marketing efforts outside the United States and Japan;

  •
  unfavorable publicity concerning Rituxan or similar drugs;

  •
  its price relative to other drugs or competing treatments;

  •
  the availability and level of third-party reimbursement; and

  •
  regulatory developments related to the manufacture or continued use of Rituxan.

        Given our current reliance on Rituxan as the principal source of our revenue, any material adverse developments with respect to the commercialization of Rituxan may cause our revenue to decrease and may cause us to incur losses in the future.

If We Fail to Commercialize ZEVALIN Successfully in the United States, to Obtain Marketing Approval for ZEVALIN in Europe or to Commercialize ZEVALIN Successfully in Europe, Our Business Will Be Harmed.

        Our product ZEVALIN was approved by the FDA for marketing and sale in the United States in February 2002. We cannot assure you that ZEVALIN will be accepted or used by physicians and other members of the healthcare community in the United States. Further, marketing approval for ZEVALIN is still pending in Europe and we cannot be certain that, even if marketing approval is obtained, our exclusive worldwide marketing partner, Schering AG, will be able to successfully commercialize ZEVALIN in Europe. Factors that might impact the commercialization of ZEVALIN include:

  •
  the perception by physicians and other members of the healthcare community of its safety and efficacy or that of competing products, if any;

  •
  unfavorable publicity concerning ZEVALIN or similar drugs;

  •
  its price relative to other drugs or competing treatments;

  •
  the availability and level of third-party reimbursement; and

  •
  regulatory developments related to the manufacture or continued use of ZEVALIN.

        We have no marketing support service experience and, therefore, we will be dependent on outside contractors to meet those needs for ZEVALIN. We rely upon a third-party logistics distributor to provide customer service, order entry, shipping, billing, customer reimbursement assistance and managed care sales support. We cannot assure you that the integration of these marketing support services can be successfully coordinated. Further, given our limited marketing and sales experience, we cannot assure you that we will be successful in selling ZEVALIN in the United States.

        We rely on MDS Canada Inc. to provide us with the Yttrium-90 radioisotope required for therapeutic use of ZEVALIN, and we rely on DSM Pharmaceuticals, Inc. for various manufacturing steps of ZEVALIN. In addition, there are currently only two sources approved by the FDA to supply the Indium-111 isotope required for the imaging use of ZEVALIN. If we were to lose the services of any of these parties, we would be forced to find other providers, which could delay our ability to sell ZEVALIN. In addition, each of these third-party providers is subject to continuing inspection by the FDA or comparable agencies in other jurisdictions. If DSM was required to delay or discontinue manufacture of ZEVALIN or MDS Canada was required to delay or discontinue production of the radioisotope required for the manufacture of ZEVALIN for any reason, including as a result of the failure to pass any regulatory agency inspection, or the commercial availability of Indium-111 were impaired, our ability to sell ZEVALIN could be significantly impaired.

We May Be Unable to Develop and Commercialize New Products.

        Our future results of operations depend to a large extent upon our ability to successfully develop and commercialize new products in a timely and competitive manner. As a result, we must continue to develop, test and manufacture new products and then must meet regulatory standards and obtain regulatory approvals for any new products. Our products currently in development may not receive the regulatory approvals necessary for marketing in a timely manner, if at all. The FDA or comparable agencies in other jurisdictions may not accept or ultimately approve any new drugs that we develop, which would preclude us from marketing any such drugs in the United States or such other jurisdictions. Additionally, the development and commercialization process is time-consuming and costly, and we cannot assure you that any of our products, if and when developed and approved, will be successfully commercialized or competitive in the marketplace. Delays or unanticipated costs in any part of the process or our inability to obtain regulatory approval for our products, to effectively commercialize our products, or to maintain manufacturing facilities in compliance with all applicable regulatory requirements could harm our business.

We Have Limited Manufacturing Experience and Rely Heavily on Contract Manufacturers.

        We rely heavily upon third-party manufacturers to manufacture significant portions of Rituxan, ZEVALIN and our product candidates. Our current manufacturing capacity is limited. Our manufacturing experience to date has been limited to the production of preclinical and clinical quantities of product candidates and to approximately three years of commercial production of bulk Rituxan. We have no fill/finish experience or capacity, and we do not have experience manufacturing in the field of chelates or radioisotopes, which are required for our production of ZEVALIN. Therefore, we rely entirely upon third parties for fill/finish services as well as the manufacture of product components. Consequently, we cannot assure you that either our manufacturing facilities or our ability to sustain ongoing production of our products will be able to meet our expectations. If our current third-party manufacturers or service providers fail to meet our expectations, we may not be able to enter into satisfactory agreements with other third party manufacturers or service providers. Poor performance or coordination on our part or that of our third-party manufacturers or service providers could harm our business.

        ZEVALIN has multiple components that require successful coordination among several third-party contract manufacturers and suppliers. We may not be able to integrate and coordinate successfully our contract manufacturers and suppliers. In addition, our contract manufacturers and suppliers are required to maintain compliance with current Good Manufacturing Practices, or cGMP, and are subject to inspections by the FDA or comparable agencies in other jurisdictions to confirm this compliance. Their inability to demonstrate ongoing cGMP compliance and produce ZEVALIN components could interrupt commercial supply of ZEVALIN. For example, our third-party manufacturer for ZEVALIN, DSM remains subject to a warning letter from the FDA with respect to cGMP matters not specifically related to ZEVALIN. A manufacturer subject to a warning letter that fails to correct cGMP deficiencies to the satisfaction of the FDA could be subject to interruption of production pending resolution of the cGMP issues. Further, we are working with DSM to address issues related to the manufacture of commercial quantities of ZEVALIN. If ZEVALIN production was interrupted or DSM was unable to manufacture adequate commercial quantities of ZEVALIN, it could adversely affect our results of operations.

        We rely on Genentech for all Rituxan manufacturing to meet worldwide requirements. We cannot ensure that Genentech will manufacture and fill/finish Rituxan in sufficient quantities and on a timely and cost-effective basis or that Genentech will obtain and maintain all required manufacturing approvals. Genentech's failure to manufacture and fill/finish Rituxan or obtain and maintain required manufacturing approvals could harm our business.

        In addition, we are converting our current manufacturing facility to a multi-product facility. From this facility, we have manufactured and will continue to manufacture our own commercial requirements of the bulk antibody for ZEVALIN. We cannot assure you that our manufacturing performance will meet our expectations. Our inability to maintain regulatory approval of our manufacturing facility for ZEVALIN would harm our ability to timely produce commercial supplies of the ZEVALIN antibody. To the extent we cannot produce our own biologics, we will need to rely on third-party manufacturers, of which there are only a limited number capable of manufacturing biologics products as contract suppliers. We cannot be certain that we could reach agreement on reasonable terms, if at all, with those manufacturers.

We Rely Heavily on a Limited Number of Suppliers.

        Some materials used in Rituxan, ZEVALIN and our product candidates are currently available only from a single supplier or a limited number of suppliers. Some of these suppliers are subject to ongoing FDA approvals or other governmental regulations. Any interruption or delay in our supply of materials required to sell our products could harm our business if we were unable to obtain an alternative supplier for these materials in a cost-effective and timely manner. Additional factors that could cause interruptions or delays in our source of materials include limitations on the availability of raw materials or manufacturing performance experienced by our suppliers and a breakdown in our commercial relations with one or more suppliers. These factors may be completely out of our control.

        For example, we have entered into an agreement with MDS Canada, the commercial supplier of the radioisotope for ZEVALIN and will rely upon them to supply our clinical and commercial requirements. If MDS Canada does not maintain FDA approvals or approvals of comparable agencies in other jurisdictions to produce the radioisotope Yttrium-90 for ZEVALIN, or if we are unable to receive an adequate supply of this radioisotope for any other reason, including those described above, we would be unable to sell ZEVALIN for therapeutic use unless we were to obtain a new supplier. We are aware of other entities that may be able to provide the radioisotope that we need for the therapeutic use of ZEVALIN but we believe that these suppliers would be required to apply for additional governmental approvals to do so. The process of establishing a relationship with another supplier and the process of obtaining the required governmental approvals would be time consuming and uncertain. We cannot assure you that we could reach an agreement with another supplier in a timely manner or on commercially reasonable terms, if at all. As a result of these concerns, if we were to lose our supply or were unable to receive sufficient quantities of the radioisotope from our sole supplier, our ability to sell ZEVALIN could be harmed which, in turn, could significantly harm our business.

We Have Limited Sales and Marketing Experience.

        We have limited experience with commercial sales and marketing, based entirely upon our launch and subsequent sales of Rituxan. ZEVALIN is our first product to be marketed exclusively by us in the United States. Outside the United States, our strategy for future products is to pursue and to rely solely upon collaborations with established pharmaceutical companies for marketing, distribution and sale of our products. We currently have no plans to directly market either of our products outside the United States. Given that we rely on Genentech to copromote Rituxan with us in the United States and rely exclusively on third parties to market Rituxan and ZEVALIN outside the United States, we cannot be certain that our products will be marketed and distributed in accordance with our expectations or that our market research or sales forecasts will be accurate. We have no marketing support service experience and, therefore, we will be dependent on outside contractors to meet those needs. We rely upon a third-party logistics distributor to provide customer service, order entry, shipping, billing, customer reimbursement assistance and managed care sales support. We cannot assure you that the integration of these marketing support services can be successfully coordinated. We further cannot assure you that we will ever be able to develop our own marketing and sales capabilities to an extent that we would not need to rely on third-party efforts, or that we will be able to maintain satisfactory arrangements with the third parties on whom we rely.

Our Operating Results Are Subject to Significant Fluctuations.

        Our quarterly revenues, expenses and operating results have fluctuated in the past and are likely to fluctuate significantly in the future. Fluctuation may result from a variety of factors, including:

  •
  our achievement of product development objectives and milestones;

  •
  demand and pricing for Rituxan and ZEVALIN;

  •
  timing and nature of contract manufacturing and contract research and development payments and receipts;

  •
  hospital and pharmacy buying decisions;

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  clinical trial enrollment and expenses;

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  research and development and manufacturing expenses;

  •
  expenses related to protecting our intellectual property;

  •
  physician acceptance of our products;

  •
  government or private healthcare reimbursement policies;

  •
  our manufacturing performance and capacity and that of our partners;

  •
  amount and timing of sales orders of Rituxan by Genentech for customers in the United States and by Roche for customers outside the United States and Japan;

  •
  amount and timing of our sales orders for ZEVALIN for customers in the United States and by Schering AG for customers outside the United States;

  •
  rate and success of product approvals;

  •
  timing of regulatory approval, if any, of competitive products and the rate of market penetration of competing products;

  •
  collaboration obligations and copromotion payments we make or receive;

  •
  interest rate fluctuations;

  •
  foreign currency exchange rates; and

  •
  overall economic conditions.

        Our operating results during any one quarter do not necessarily suggest the anticipated results of future quarters. These results fluctuate periodically because our revenues are driven by the occurrence of events, for example, the achievement of product development milestones and the applicable profit sharing allocations between us and our marketing partners Genentech and Schering AG.

We Face Uncertain Results of Clinical Trials of Our Potential Products.

        Our future success depends in large part upon the results of clinical trials designed to assess the safety and efficacy of our potential products. The completion rate of clinical trials depends significantly upon the rate of patient enrollment. Our inability to enroll patients on a timely basis could result in increased expenses and product development delays, which could harm our business. We cannot assure you that patients enrolled in our clinical trials will respond to our products, that any product will be safe and effective or that data derived from the trials will be suitable for submission to the FDA or satisfactorily support a BLA, sBLA or NDA. Factors that affect patient enrollment include:

  •
  size of patient population for the targeted disease;

  •
  eligibility criteria;

  •
  proximity of eligible patients to clinical sites;

  •
  clinical trial protocols; and

  •
  the existence of competing protocols, including competitive financial incentives for patients and clinicians, and existing approved drugs, including Rituxan.

        Even if a trial is fully enrolled, significant uncertainties remain as to whether it will prove successful. In addition, the length of time necessary to complete clinical trials and submit an application for marketing and manufacturing approvals varies significantly and may be difficult to predict. Failure to comply with extensive FDA regulations may result in delay, suspension or cancellation of a trial or the FDA's refusal to accept test results. The FDA may also suspend our clinical trials at any time if it concludes that the participants are being exposed to unacceptable risks. Consequently, we cannot ensure that Phase I, Phase II, Phase III or Phase IV post-marketing testing will be completed timely or successfully, if at all, for any of our potential or existing products. Furthermore, success in preclinical and early clinical trials does not ensure that later phase or large-scale trials will be successful.

Our Industry Is Intensely Competitive.

        The biotechnology industry is intensely competitive and we may not be able to produce or acquire rights to new products with commercial potential. We compete with biotechnology and pharmaceutical companies that have been established longer than we have, have a greater number of products on the market, have greater financial and other resources and have other technological or competitive advantages. We also compete in the development of technologies and processes and in acquiring personnel and technology from academic institutions, government agencies, and other private and public research organizations. We cannot be certain that one or more of our competitors will not receive patent protection that dominates, blocks or adversely affects our product development or business; will benefit from significantly greater sales and marketing capabilities; or will not develop products that are accepted more widely than ours.

        One of our competitors, Corixa Corporation, formerly Coulter Pharmaceuticals, is pursuing FDA approval for BEXXARs (tositumomab, iodine I-131 tositumomab), an investigational radioimmunotherapy for the treatment of low-grade or transformed low-grade NHL. We are aware that Corixa has recently received a Complete Review Letter from the FDA indicating that Corixa has not demonstrated that BEXXAR provides sufficient evidence of safety and net clinical benefit of BEXXAR for it to be approved. Corixa has appealed the FDA's position. If Corixa is successful in its appeal or is able to provide the additional evidence requested by the Complete Review Letter, it may be able to obtain FDA approval for BEXXAR, which could adversely affect our business.

        We are also aware of other potentially competitive biologic therapies for non-Hodgkin's lymphoma in development.

We May Be Unable to Adequately Protect or Enforce Our Intellectual Property Rights or Secure Rights to Third-Party Patents and We Are Involved in Patent Litigation.

        Our ability and the abilities of our partners to obtain and maintain patent and other protection for our products will affect our ability to compete. We are assigned, have rights to, or have exclusive licenses to a number of U.S. and foreign patents and patent applications. However, these patent applications may not be approved and, even if approved, our patent rights may not be upheld in a court of law or may be narrowed if challenged. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. Our patent rights may not provide competitive advantages for our products and may be challenged, infringed upon or circumvented by our competitors.

        In addition to patents, we rely on trade secrets and proprietary know-how that we seek to protect, in part, through confidentiality agreements with our partners, employees and consultants. These parties may breach our agreements and courts may not enforce the agreements, leaving us without adequate remedies. Further, our trade secrets may become known or be developed independently or patented by our competitors.

        If it were ultimately determined that our claimed intellectual property rights are unenforceable, or that our use of our products infringes on the rights of others, we may be required or may desire to obtain licenses to patents and other intellectual property held by third parties to develop, manufacture and market our products. We may not be able to obtain these licenses on commercially reasonable terms, if at all, and any licensed patents or intellectual property that we may obtain may not be valid or enforceable. In addition, the scope of intellectual property protection is subject to scrutiny and challenge by courts and other governmental bodies. Litigation and other proceedings concerning patents and proprietary technologies can be protracted, expensive and distracting to management and companies may sue competitors as a way of delaying the introduction of competitors' products. Any litigation, including any interference proceedings to determine priority of inventions, oppositions to patents in foreign countries or litigation against our partners, may be costly and time consuming and could harm our business.

        Because of the large number of patent filings in the biopharmaceutical field, our competitors may have filed applications or been issued patents and may obtain additional patents and proprietary rights relating to products or processes competitive with or similar to ours. We cannot be certain that U.S. or foreign patents do not exist or will not issue that would harm our ability to commercialize our products and product candidates.

  Patent Litigation Related to Rituxan

        On May 28, 1999 and September 14, 2000, Glaxo filed two patent infringement lawsuits against Genentech. These suits assert that the manufacture, use, and sale of Rituxan infringes U.S. patents owned by Glaxo. The trial for the first of these suits concluded on May 4, 2001 with the jury unanimously finding that Rituxan does not infringe patents held by Glaxo. The jury also unanimously found that all of the patent claims that Glaxo asserted against Genentech were invalid. Glaxo has appealed this ruling. The judge has rescheduled the trial for the second suit to begin in late 2002. To date we have not been named in either of these suits. If Glaxo were to prevail in the second suit or on appeal of the first suit, it could be awarded a variety of remedies, including damages for past sales, requiring Genentech to obtain a license from Glaxo or obtaining an injunction against the sale of Rituxan. Because we rely on sales of Rituxan for substantially all of our revenue, an injunction would significantly harm our business. Further, if Genentech were required to obtain a license from Glaxo, our operating results in a particular quarter could be harmed as a result of any payment required for past royalties. Additionally, our long-term profitability could be harmed by reduced profit sharing under our collaboration agreement with Genentech as a result of future royalties and other payments to Glaxo.

        In addition, Glaxo has also sued Roche in Germany asserting that Rituxan infringes Glaxo's patents. On October 26, 2000, a German court handling the infringement phase of the suit issued a decision holding that the manufacture, use and sale of Rituxan infringes patents held by Glaxo. Roche has appealed the decision and the appeal is pending before the Court of Appeal. At the end of 2001, a German court handling the validity phase of the trial held that the three patents were invalid. Additionally, Roche has filed oppositions in the European Patent Office, or EPO, to several of the Glaxo patents. Although we were not named in the suit, if Glaxo obtains an injunction precluding further sale of Rituxan in Europe, our business could be harmed.

  Patent Litigation Related to ZEVALIN

        On September 10, 2001, we filed a complaint against GlaxoSmithKline, plc, or Glaxo, and another complaint against Corixa Corporation, Coulter Pharmaceutical, Inc., and the Regents of the University of Michigan, in federal court for the Southern District of California. We are seeking declaratory judgment that ZEVALIN does not infringe patents held by the defendants and/or that the patents are invalid. On September 12, 2001, Corixa, Coulter and Glaxo filed a lawsuit against us in federal court in the district of Delaware alleging that ZEVALIN infringes their patents. This action has been transferred to the federal court for the Southern District of California and will be consolidated with our lawsuit. Corixa's lawsuit against us seeks damages and to permanently enjoin us from selling ZEVALIN. We cannot predict or determine the outcome of this litigation. An unfavorable outcome could limit our ability to sell ZEVALIN, could require us to pay damages for past sales of ZEVALIN and could require that we obtain a license from third parties to sell ZEVALIN. Any such unfavorable outcome could harm our business and our results of operations.

  Proceedings Related to Anti-CD40 Antibodies

        In September 1999, an interference to determine priority of inventorship was declared in the United States Patent and Trademark Office, or USPTO, between Dartmouth University's patent application, which has been exclusively licensed to us, and Columbia University's patent, which we believe has been exclusively licensed to Biogen, Inc., relating to anti-CD40L antibodies. In October 2001, the USPTO issued a decision concluding that there was no interference between the Dartmouth application and the Columbia patent. We appealed the decision to the Court of Appeals, Federal Circuit in December 2001. If the decision of the USPTO is upheld, the Columbia patent will remain in force and could be asserted against us.

        We, along with other companies, have filed oppositions to a Japanese patent assigned to Immunex Corporation relating to anti-CD40L antibodies. We are also aware that oppositions have been filed in the EPO to granted European applications that have been licensed to us. Each of these applications contain claims relating to the use of anti-CD40L antibodies as a therapeutic. Also, we are aware of an opposition that has been filed to a granted European patent application which names us as the applicant and which relates to Provax and therapeutic use thereof. This opposition has been heard by the Oppositions Division of the EPO. The claims of the European patent covering Provax were narrowed, yet are still of sufficient scope to cover the Provax product. If the outcome of the interference or any of the oppositions is adverse, in whole or in part, it could result in the scope of some or all of the granted claims being limited, some or all of the granted claims being lost, the granted patent application not proceeding to a patent or, our competitors having patent claims that may be asserted against us.

  Potential Conflicts with Third-Party Patent Rights

        We are aware of several third-party patents and patent applications, to the extent they issue as patents, that if successfully asserted against us, may adversely affect our ability to make, use, offer to sell, sell and import our products. These third-party patents and patent applications may include:

  •
  three U.S. patents assigned to Glaxo and foreign counterparts relating to therapeutic uses of CHO-glycosylated human chimeric, CDR-grafted or bi-specific antibodies, two of which are involved in the May 28, 1999 Genentech-Glaxo patent litigation described above related to Rituxan;

  •
  two U.S. patents assigned to Glaxo and foreign counterparts directed to methods of growing CHO cells in media that is free from components obtained directly from an animal source, both of which are involved in the September 14, 2000 Genentech-Glaxo patent litigation related to Rituxan and our declaratory judgment action against Glaxo described above related to ZEVALIN;

  •
  seven U.S. patents assigned to Corixa and the Regents of the University of Michigan all of which are involved in the patent litigation described above related to ZEVALIN; one that relates to compositions comprising radiolabeled antibodies directed to CD20 antigen; a second which relates to methods of treating lymphoma with anti-CD20 antibodies in combination with an anti-CD20 radiolabeled antibody, an apoptosis-inducing agent, external beam radiation, or a chemotherapeutic agent; three patents directed to methods of treating lymphoma comprising imaging the distribution of a radiolabeled anti-CD20 antibody followed by the administration of radiolabeled antibodies directed to the CD20 antigen in non myelo-suppressive doses; and two patents are directed to methods for establishing optimal radiation doses in the radiotherapeutic treatment of disease;

  •
  a U.S. patent and foreign counterparts filed by Bristol-Myers Squibb Company that relate to ligands to a B7.1 antigen;

  •
  two U.S. patents assigned to Columbia University, one of which is involved in the Dartmouth interference proceeding described above related to anti-CD40 antibodies, and a Japanese patent assigned to Immunex, which we believe have been exclusively licensed to Biogen, related to monoclonal antibodies to the 5C8 antigen found on T cells and methods of their use. We believe the 5C8 antigen and CD40L, the target for our IDEC-131 antibody, are both expressed on the surface of activated T cells; and

  •
  a number of issued U.S. and foreign patents that relate to various aspects of radioimmunotherapy of cancer and to methods of treating patients with anti-CD4 antibodies.

        The owners, or licensees of the owners of these patents, or any foreign patents, and patent applications, to the extent they issue as patents, may assert that one or more of our products infringe one or more claims of these patents. If legal action is commenced against us or our partners to enforce any of these patents and patent applications, to the extent they issue as patents, and the plaintiff in such action prevails, we could be prevented from practicing the subject matter claimed in such patents.

Failure to Obtain Product Approvals or Comply with Government Regulations Could Harm Our Business.

        As pharmaceutical companies, we and our partners, contract manufacturers and suppliers are subject to rigorous and extensive regulation by governmental authorities in the United States and other countries. In the United States, our products cannot be marketed until they are approved by the FDA. Obtaining FDA approval involves the submission, among other information, of the results of preclinical and clinical studies on the product and requires substantial time, effort and financial resources. The

FDA will also conduct prelicensing inspections of the facility or facilities at which the product is manufactured to determine compliance with cGMP. Rituxan and ZEVALIN are our only products that have received FDA approval, and we cannot assure you that our product candidates will be approved either in the United States or in other countries in a timely fashion, if at all. Failure to comply with FDA requirements, both before and after product approval, may subject us and/or our partners, contract manufacturers and suppliers to administrative or judicial sanctions, including FDA refusal to approve pending applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, fines, injunctions and/or criminal prosecution.

We May Be Unable to Maintain Third-Party Research and Development Relationships.

        Funding of research and development efforts depends largely upon various arrangements with strategic partners and others who provide us with funding and who perform research and development with respect to our products. These strategic partners may generally terminate their arrangements with us at any time. These parties may develop products that compete with ours, and we cannot be certain that they will perform their contractual obligations or that any revenues will be derived from such arrangements. If one or more of our strategic partners fail to achieve product development objectives, this failure could harm our ability to fund related programs and develop products.

Our Business Exposes Us to Product Liability Claims.

        Our design, testing, development, manufacture and marketing of products involve an inherent risk of exposure to product liability claims and related adverse publicity. Insurance coverage is expensive and difficult to obtain, and we may be unable to obtain coverage in the future on acceptable terms, if at all. Although we currently maintain product liability insurance for our products in the amounts we believe to be commercially reasonable, we cannot be certain that the coverage limits of our insurance policies or those of our strategic partners will be adequate. If we are unable to obtain sufficient insurance at an acceptable cost or if a successful product liability claim is made against us, whether fully covered by insurance or not, our business could be harmed.

We May Not Be Able to Successfully Develop and Commence Operations of Our New Manufacturing and Clinical Facilities.

        We purchased a 60-acre parcel of land and a 43,000 square foot building on adjacent property in Oceanside, California on which we intend to develop manufacturing and clinical facilities. We have limited experience in developing these types of facilities and may not be able to successfully develop or commence operations at these facilities. If we fail to successfully develop or commence operations at these new facilities, we may be unable to commercialize or meet demands for future products, if any. We may encounter difficulties in designing, constructing and initiating our manufacturing facilities, including:

  •
  governmental regulation of our manufacturing facility, specifically, FDA or comparable agency approvals required for the commercial manufacture of our products currently in clinical trials;

  •
  public opinion regarding the impact of the facility on nearby communities;

  •
  construction delays, including obtaining necessary governmental approvals and permits;

  •
  cost overruns;

  •
  delays in design, shipment and installation of equipment for our facility;

  •
  other unforeseeable factors inherent in the construction process; and

  •
  obtaining financing we may need to complete the facility.

        Even if we are able to successfully develop this manufacturing facility, we may not be able to do so in a cost-effective manner or in a time frame that is consistent with our expected future manufacturing needs.

We Are Subject to Uncertainties Regarding Healthcare Reimbursement and Reform.

        Our ability to commercialize products depends in part on the extent to which patients are reimbursed by governmental agencies, private health insurers and other organizations, such as health maintenance organizations, for the cost of such products and related treatments. Our business could be harmed if healthcare payers and providers implement cost-containment measures and governmental agencies implement healthcare reform.

Our Business Involves Environmental Risks.

        Our business and the business of several of our strategic partners, including Genentech, involve the controlled use of hazardous materials, chemicals, biologics and radioactive compounds. Biologics manufacturing is extremely susceptible to product loss due to microbial or viral contamination, material equipment failure, or vendor or operator error. Although we believe that our safety procedures for handling and disposing of such materials complies with state and federal standards, there will always be the risk of accidental contamination or injury. In addition, microbial or viral contamination may cause the closure of a manufacturing facility for an extended period of time. By law, radioactive materials may only be disposed of at state-approved facilities. We currently store our radioactive materials on-site because the approval of a disposal site in California for all California-based companies has been delayed indefinitely. If and when a disposal site is approved, we may incur substantial costs related to the disposal of these materials. If we were to become liable for an accident, or if we were to suffer an extended facility shutdown, we could incur significant costs, damages and penalties that could harm our business.

We Rely Upon Key Personnel.

        Our success will depend, to a great extent, upon the experience, abilities and continued services of our executive officers and key scientific personnel. If we lose the services of any of these officers or key scientific personnel, our business could be harmed. Our success also will depend upon our ability to attract and retain other highly qualified scientific, managerial, sales and manufacturing personnel and our ability to develop and maintain relationships with qualified clinical researchers. Competition for these personnel and relationships is intense and we compete with numerous pharmaceutical and biotechnology companies as well as with universities and non-profit research organizations. We may not be able to continue to attract and retain qualified personnel or develop and maintain relationships with clinical researchers.

Future Transactions May Harm Our Business or the Market Price of Our Securities.

        We regularly review potential transactions related to technologies, products or product rights and businesses complementary to our business. These transactions could include:

  •
  mergers;

  •
  acquisitions;

  •
  strategic alliances;

  •
  off-balance sheet financings;

  •
  licensing agreements; and

  •
  copromotion agreements.

        We may choose to enter into one or more of these transactions at any time, which may cause substantial fluctuations to the market price of securities that we have issued. Moreover, depending upon the nature of any transaction, we may experience a charge to earnings, which could also harm the market price of securities that we have issued.

Volatility of Our Stock Price.

        The market prices for our common stock and for securities of other companies engaged primarily in biotechnology and pharmaceutical development, manufacture and distribution are highly volatile. For example, the market price of our common stock fluctuated between $30.75 per share and $71.13 per share during the six months ended June 30, 2002. The market price of our common stock likely will continue to fluctuate due to a variety of factors, including:

  •
  material public announcements;

  •
  the announcement and timing of new product introductions by us or others;

  •
  technical innovations or product development by us or our competitors;

  •
  regulatory approvals or regulatory issues;

  •
  developments relating to patents, proprietary rights and orphan drug status;

  •
  actual or potential clinical results with respect to our products under development or those of our competitors;

  •
  political developments or proposed legislation in the pharmaceutical or healthcare industry;

  •
  economic and other external factors, disaster or crisis;

  •
  hedge and/or arbitrage activities by holders of our convertible promissory notes;

  •
  period-to-period fluctuations in our financial results or results which do not meet or exceed analyst expectations; and

  •
  market trends relating to or affecting stock prices throughout our industry, whether or not related to results or news regarding us or our competitors.

We May Be Unable to Raise Additional Capital.

        We expend and will likely continue to expend substantial funds to complete the research, development, manufacturing and marketing of our potential future products. Consequently, we may seek to raise capital through collaborative arrangements, strategic alliances or equity and debt financings or from other sources. We may need to raise additional funds or borrow funds to complete the construction of our planned facilities. We may be unable to raise additional capital on commercially acceptable terms, if at all, and if we raise capital through equity financing, existing stockholders may have their ownership interests diluted. Our failure to be able to generate adequate funds from operations or from additional sources would harm our business.

Our Outstanding LYONs Leverage Us Considerably.

        As a result of issuing our LYONs due 2019 in February 1999 and issuing our LYONs due 2032 in April and May 2002, we incurred indebtedness of approximately $345.0 million at maturity in 2019 and approximately $1,205.0 million at maturity in 2032. As a result of this indebtedness, our principal and interest obligations increased substantially. The degree to which we are leveraged could harm our ability to obtain future financing and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

We Have Adopted Several Anti-takeover Measures.

        We have taken a number of actions that could discourage a takeover attempt that might be beneficial to stockholders who wish to receive a premium for their shares from a potential bidder. For example:

  •
  we reincorporated into Delaware, which subjects us to Section 203 of the Delaware General Corporation Law, providing that we may not enter into a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in the manner prescribed in the code section;

  •
  we have adopted a stockholder rights plan that was amended and restated as of July 26, 2001 that would cause substantial dilution to a person who attempts to acquire us on terms not approved by our board of directors;

  •
  our board of directors has the authority to issue, without vote or action of stockholders, up to 8,000,000 shares of preferred stock and to fix the price, rights, preferences and privileges of those shares. Any series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of common stock. Although we currently have 48,014 shares of non-voting convertible preferred stock outstanding, which were convertible into 2,880,840 shares of common stock as of December 31, 2001, the board of directors has no present intention of issuing any additional shares of preferred stock. However, the board of directors may issue additional series of preferred stock in the future;

  •
  our copromotion arrangement with Genentech provides Genentech with the option to buy the rights to Rituxan in the event that we undergo a change of control, which may limit our attractiveness to potential acquirors;

  •
  under the terms of the LYONs any acquiror would be required to repurchase the LYONs for cash in connection with its acquisition of us before 2007; and

  •
  our directors are elected to staggered terms, which prevents the entire board from being replaced in any single year.

USE OF PROCEEDS

        We will not receive any proceeds from the resale of the LYONs by the selling securityholders or of any of the shares of common stock issuable upon conversion of the LYONs.

RATIO OF EARNINGS TO FIXED CHARGES

        The ratio of our earnings to fixed charges for each of the periods indicated is as follows:

	Fiscal Year Ended December 31,									Three Months Ended March 31,
	1997	1998		1999		2000		2001		2001		2002
Ratio of earnings to fixed charges	n/a	18.80	x	7.82	x	9.73	x	20.18	x	17.02	x	21.34	x

        Earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest charges and amortization of debt issuance costs and the portion of rent expense under operating leases representing interest. Earnings were insufficient to cover fixed charges for the year ended December 31, 1997 by $13.3 million.

DESCRIPTION OF LYONs

        We issued the LYONs under an indenture between us and J.P. Morgan Trust Company, National Association, as trustee. The following summary is not complete, and is subject to, and qualified by reference to, all of the provisions of the LYONs and the indenture. As used in this description, the words "we," "us," or "our" refer only to IDEC Pharmaceuticals Corporation, and do not include any of our subsidiaries.

General

        On April 29, 2002 and May 7, 2002, we issued $1,204,950,000 aggregate principal amount at maturity of the LYONs in a private placement. The LYONs will mature on April 29, 2032. The principal amount at maturity of each LYON is $1,000. The LYONs are payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose.

        The LYONs were issued at a substantial discount from their principal amount at maturity. We will not make periodic payments of interest on the LYONs, other than contingent interest payments, if any, as described below. Each LYON was issued at an issue price of $592.91 per LYON. However, the LYONs will accrue original issue discount daily while they remain outstanding. Original issue discount is the difference between the issue price and the principal amount at maturity of a LYON. The calculation of the accrual of original issue discount will be on a semiannual bond equivalent basis using a 360-day year comprising twelve 30-day months. The original issue discount began to accrue on April 29, 2002.

        The LYONs are debt instruments subject to the contingent payment debt regulations. The LYONs were issued with original issue discount for United States federal income tax purposes, referred to herein as tax original issue discount. Even if we do not pay any cash interest (including any contingent interest) on the LYONs, holders will be required to include accrued tax original issue discount in their gross income for United States federal income tax purposes. The rate at which the tax original issue discount accrues will exceed the stated yield of 1.75% for the accrued original issue discount described above. See "Certain United States Federal Income Tax Considerations."

        Maturity, conversion, purchase by us at the option of a holder or redemption of a LYON will cause original issue discount, and contingent interest, if any, to cease to accrue on such LYON. We may not reissue a LYON that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled, except for registration of transfer, conversion or replacement of such LYON.

        LYONs may be presented for conversion at the office of the conversion agent, and for exchange for LYONs in other denominations or registration of transfer at the office of the registrar, each such agent initially being the trustee. No service charge will be made for any such conversion, registration of transfer of LYONs or exchange of LYONs for LYONs in other denominations. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such conversion, transfer or exchange.

Ranking of LYONs

        The LYONs are our unsecured and unsubordinated obligations. The LYONs rank equal in right of payment to all of our existing and future unsecured and unsubordinated indebtedness. However, the LYONs are effectively subordinated to all existing and future obligations of our subsidiaries. The LYONs will rank senior in right of payment to all of our existing and future subordinated indebtedness, including our outstanding LYONs due 2019.

        In addition, if a holder surrenders LYONs for conversion and we fail to deliver the common stock we are required to deliver upon such conversion, and we then become the subject of bankruptcy proceedings, a holder's claim in respect of the LYONs could be subordinated to all of our existing and future obligations. Furthermore, it is unclear how such a subordinated claim would be valued. If a holder requires us to purchase all or a portion of its LYONs and we elect to deliver common stock in satisfaction of our obligations but fail to deliver such common stock, and we then we become the subject of bankruptcy proceedings, a holder may not be able to rescind its notice obligating us to purchase all or a portion of its LYONs, and a holder's claim may be subordinated to all of our existing and future obligations.

        As of May 31, 2002, we had no senior indebtedness outstanding.

Conversion Rights

        A holder may convert a LYON, in multiples of $1,000 principal amount at maturity, into common stock at any time before the close of business on April 29, 2032. However, if we call a LYON for redemption, a holder may convert a LYON only until the close of business on the second business day immediately preceding the redemption date. A LYON for which a holder has delivered a purchase notice or a change in control purchase notice requiring us to purchase the LYON may be converted only if such notice is withdrawn in accordance with the indenture.

        The initial conversion rate is 7.1881 shares of our common stock per LYON, subject to adjustment upon the occurrence of certain events described below. A holder of a LYON otherwise entitled to a fractional share will receive cash in an amount equal to the value of such fractional share based on the sale price, as defined under "—Purchase of LYONs by IDEC Pharmaceuticals at the Option of the Holder" below, on the trading day immediately preceding the conversion date.

        On conversion of a LYON, a holder will not receive any cash payment of interest representing accrued original issue discount or accrued tax original issue discount or, except as described below, contingent interest. Our delivery to the holder of the full number of shares of our common stock for which the LYON is convertible, together with any cash payment for such holder's fractional shares, or cash in lieu of shares as described below, will be deemed:

  •
  to satisfy our obligation to pay the principal amount at maturity of the LYON;

  •
  to satisfy our obligation to pay accrued original issue discount and accrued tax original issue discount attributable to the period from the issue date through the conversion date; and

  •
  to satisfy our obligation to pay accrued contingent interest, if any, attributable to the most recent accrual date.

        As a result, accrued original issue discount and accrued tax original issue discount are deemed to be paid in full rather than cancelled, extinguished or forfeited.

        If contingent interest is payable to holders of LYONs during any particular six-month period, and such LYONs are converted after the applicable accrual or record date therefor and prior to the next succeeding interest payment date, holders of such LYONs at the close of business on the accrual or record date will receive the contingent interest payable on such LYONs on the corresponding interest payment date notwithstanding the conversion and such LYONs upon surrender must be accompanied by funds equal to the amount of contingent interest payable on the principal amount of LYONs so converted, unless such LYONs have been called for redemption, in which case no such payment shall be required.

        To convert a LYON, a holder must:

  •
  complete and manually sign the conversion notice on the back of the LYON (or a facsimile thereof) and deliver the conversion notice to the conversion agent;

  •
  surrender the LYON to the conversion agent;

  •
  if required by the conversion agent, the trustee or us, furnish appropriate endorsements and transfer documents; and

  •
  if required, pay any tax, assessment or other governmental charge payable as a result of such conversion.

        Pursuant to the indenture, the date on which all of the foregoing requirements have been satisfied is the conversion date.

        The conversion rate will not be adjusted for accrued original issue discount or any contingent interest. A certificate for the number of full shares of our common stock into which any LYON is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of our common stock upon conversion, see "Certain United States Federal Income Tax Considerations—Sale, Exchange, Conversion or Redemption."

        The conversion rate will be adjusted for:

  •
  dividends or distributions on shares of our common stock payable in shares of common stock or other capital stock of ours;

  •
  subdivisions, combinations or certain reclassifications of shares of our common stock;

  •
  distributions to all holders of shares of our common stock of certain rights to purchase shares of our common stock for a period expiring within 60 days after the record date for such distribution at less than the sale price at the time; and

  •
  distributions to all holders of shares of our common stock of our assets (including shares of any of our subsidiaries or business units) or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the sale price of the shares of our common stock on the day preceding the date of declaration of such dividend or other distribution).

        In the event we elect to make a distribution described in the third or fourth bullet of the preceding paragraph which, in the case of the fourth bullet, has a per share value equal to more than 15% of the sale price of shares of our common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of LYONs at least 20 days prior to the ex-dividend date for such distribution.

        In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the principal United States securities exchange or market on which the securities are then listed or quoted.

        No adjustment to the conversion rate will be made if holders of LYONs will participate in the transaction without conversion or in certain other cases.

        If the stockholder rights plan under which any rights are issued provides that each share of common stock issued upon conversion of LYONs (or cash in lieu thereof) at any time prior to the distribution of separate certificates representing such rights will be entitled to receive such rights, there shall not be any adjustment to the conversion privilege or conversion rate as a result of:

  •
  the issuance of the rights;

  •
  the distribution of separate certificates representing the rights;

  •
  the exercise or redemption of such rights in accordance with any rights agreement; or

  •
  the termination or invalidation of the rights.

        The indenture permits us to increase the conversion rate from time to time. We are not required to adjust the conversion rate until adjustments greater than 1% have occurred.

        If we are party to a consolidation, merger or binding share conversion or a transfer of all or substantially all of our assets, the right to convert a LYON into common stock will be changed into a right to convert it into the kind and amount of securities, cash or other assets of IDEC Pharmaceuticals or another corporation that the holder would have received if the holder had converted the holder's LYON immediately prior to the transaction.

        In the event of:

  •
  a taxable distribution to holders of shares of our common stock that results in an adjustment of the conversion rate; or

  •
  an increase in the conversion rate at our discretion,

the holders of LYONs may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See "Certain United States Federal Income Tax Considerations—Constructive Dividends."

Contingent Interest

        Subject to the accrual and record date provisions described below, we will pay contingent cash interest to the holders of LYONs during any six-month period from April 30 to October 29 and from October 30 to April 29 commencing on or after April 30, 2007, if the average market price (of a LYON as described below), for the Applicable Five Trading Day Period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON to the day immediately preceding the relevant six-month period. See "—Redemption of LYONs at the Option of IDEC Pharmaceuticals" for some of these values. "Applicable Five Trading Day Period" means the five trading days ending on the second trading day immediately preceding the first day of the relevant six-month period, unless we declare a regular cash dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, in which case the "Applicable Five Trading Day Period" means the five trading days ending on the second trading day immediately preceding such record date.

        The amount of contingent interest payable per LYON in respect of any quarterly period within a six-month period in which contingent interest is payable will equal the greater of (1) regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the then applicable conversion rate or (2) 0.0625% of the average market price of a LYON for the Applicable Five Trading Day Period, provided that if we do not pay a regular cash dividend during a semiannual period, we will pay contingent interest semiannually at a rate of 0.125% of the average market price of a LYON for the Applicable Five Trading Day Period.

        Contingent interest, if any, will accrue and be payable to holders of LYONs as of the record date for the related regular cash dividend or, if no regular cash dividend is paid by us during a quarter within the relevant six-month period, to holders of LYONs as of the 15th day preceding the last day of the relevant six-month period. Such payments will be paid on the payment date of the related regular cash dividend or, if no cash dividend is paid by us during a quarter within the relevant six-month period, on the last day of the relevant six-month period. The original issue discount will continue to accrue at the yield to maturity whether or not contingent interest is paid.

        "Regular cash dividends" are quarterly or other periodic cash dividends on our common stock as declared by our board of directors as part of its cash dividend payment practices and that are not designated by them as extraordinary or special or other nonrecurring dividends. We have not paid cash dividends since our inception. We currently intend to retain all earnings, if any, for use in the expansion of our business and therefore do not anticipate paying any cash dividends in the foreseeable future.

        The market price of a LYON on any date of determination means the average of the secondary market bid quotations per LYON obtained by the bid solicitation agent for $10 million principal amount at maturity of LYONs at approximately 4:00 p.m., New York City time, on such determination date from three unaffiliated securities dealers we select, provided that if:

  •
  at least three such bids are not obtained by the bid solicitation agent or

  •
  in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the LYONs,

then the market price of a LYON will equal (1) the then applicable conversion rate of the LYONs multiplied by (2) the average sale price of our common stock on the five trading days ending on such determination date, appropriately adjusted.

        The bid solicitation agent will initially be J.P. Morgan Trust Company, National Association. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the LYONs.

        Upon determination that LYON holders will be entitled to receive contingent interest which may become payable during a relevant six-month period, on or prior to the start of such six-month period, we will issue a press release or publish such information on our web site on the World Wide Web or through such other public medium as we may use at that time.

Redemption of LYONs at the Option of IDEC Pharmaceuticals

        No sinking fund is provided for the LYONs. Prior to April 29, 2007, we will not have the option to redeem the LYONs. Beginning on April 29, 2007, we may redeem the LYONs for cash as a whole at any time or in part from time to time. We will give not less than 30 days, nor more than 60 days' notice of redemption by mail to holders of LYONs. LYONs or portions of LYONs called for redemption will be convertible by the holder until the close of business on the second business day prior to the redemption date.

        The table below shows redemption prices of a LYON on April 29, 2007, at each April 29 thereafter prior to maturity and at maturity on April 29, 2032. These prices reflect the accrued original issue discount calculated to each such date. The redemption price of a LYON redeemed between such dates would include an additional amount reflecting the additional original issue discount accrued since the next preceding date in the table and until, but not including, the redemption date.

Redemption Date	(1) LYON Issue Price	(2) Accrued Original Issue Discount	(3) Redemption Price (1)+(2)
April 29,
2007	$592.91	$53.97	$646.88
2008	592.91	65.34	658.25
2009	592.91	76.91	669.82
2010	592.91	88.68	681.59
2011	592.91	100.66	693.57
2012	592.91	112.85	705.76
2013	592.91	125.26	718.17
2014	592.91	137.88	730.79
2015	592.91	150.73	743.64
2016	592.91	163.80	756.71
2017	592.91	177.10	770.01
2018	592.91	190.63	783.54
2019	592.91	204.40	797.31
2020	592.91	218.42	811.33
2021	592.91	232.68	825.59
2022	592.91	247.19	840.10
2023	592.91	261.95	854.86
2024	592.91	276.98	869.89
2025	592.91	292.27	885.18
2026	592.91	307.83	900.74
2027	592.91	323.66	916.57
2028	592.91	339.77	932.68
2029	592.91	356.16	949.07
2030	592.91	372.84	965.75
2031	592.91	389.82	982.73
At Stated Maturity	592.91	407.09	1,000.00

        If we redeem less than all of the outstanding LYONs, the trustee shall select the LYONs to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000 by lot, pro rata or by any other method selected by the Trustee in its sole discretion. If a portion of a holder's LYONs is selected for partial redemption and the holder converts a portion of the LYONs, the converted portion shall be deemed to be the portion selected for redemption.

Purchase of LYONs by IDEC Pharmaceuticals at the Option of the Holder

        On the purchase dates of April 29, 2005, April 29, 2007, April 29, 2012 and April 29, 2017, holders may require us to purchase any outstanding LYON for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to certain additional conditions. We may, in our sole discretion, provide the holders with additional rights to require us to purchase the LYONs on additional purchase dates. We will notify the holders if we elect to provide any such additional rights. Holders may submit their LYONs for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on such purchase date.

        The purchase price of a LYON will be:

  •
  $624.73 per LYON on April 29, 2005;

  •
  $646.88 per LYON on April 29, 2007:

  •
  $705.76 per LYON on April 29, 2012; and

  •
  $770.01 per LYON on April 29, 2017.

        These purchase prices equal the issue price plus accrued original issue discount to the purchase date. We may, at our option, elect to pay the purchase price in cash, shares of our common stock or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, shares of common stock or any combination thereof, see "Certain United States Federal Income Tax Considerations—Sale, Exchange, Conversion or Redemption."

        We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

  •
  the amount of the purchase price;

  •
  whether we will pay the purchase price of LYONs in cash or our common stock or any combination thereof, specifying the percentages of each;

  •
  if we elect to pay in our common stock, the method of calculating the market price of our common stock; and

  •
  the procedures that holders must follow to require us to purchase their LYONs.

        The purchase notice given by each holder electing to require us to purchase LYONs shall be given to the paying agent no later than the close of business on the purchase date and must state:

  •
  the certificate numbers of the holder's LYONs to be delivered for purchase;

  •
  the portion of the principal amount at maturity of LYONs to be purchased, which must be an integral multiple of $1,000;

  •
  that the LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs; and

  •
  in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in our common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in such common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

  (1)
  to withdraw the purchase notice as to some or all of the LYONs to which it relates or

    (2)
    to receive cash in respect of the entire purchase price for all LYONs or portions of LYONs subject to such purchase notice.

        If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all LYONs subject to the purchase notice in these circumstances.

        Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state:

  •
  the principal amount at maturity of the LYONs being withdrawn;

  •
  the certificate numbers of the LYONs being withdrawn; and

  •
  the principal amount at maturity, if any, of the LYONs that remain subject to the purchase notice.

        If we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of shares of our common stock to be delivered by us shall be equal to the portion of the purchase price to be paid in our common stock divided by the market price of one share of our common stock. We will pay cash based on the market price for all fractional shares of our common stock in the event we elect to deliver our common stock in payment, in whole or in part, of the purchase price.

        The "market price" of our common stock means the average of the sale prices of our common stock for the five trading day period ending on the third business day prior to the applicable purchase date. If the third business day prior to the applicable purchase date is not a trading day, the five trading day period shall end on the last trading day prior to such third business day. We will appropriately adjust the market price to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the common stock.

        The "sale price" of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System or by the National Quotation Bureau Incorporated. In the absence of a quotation, we will determine the sale price on the basis of such quotation as we consider appropriate in our sole and absolute discretion.

        Because the market price of the common stock is determined prior to the applicable purchase date, holders of LYONs bear the market risk with respect to the value of our common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in our common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

        Upon determination of the actual number of shares of our common stock to be delivered for each $1,000 principal amount at maturity of LYONs in accordance with the foregoing provisions, we will issue a press release or publish such information on our web site on the World Wide Web or through such other public medium as we may use at that time.

        In addition to the above conditions, our right to purchase LYONs, in whole or in part, with our common stock is subject to our satisfying various conditions, including:

  •
  listing such common stock on the principal United States securities exchange on which our common stock is then listed, or, if not so listed, on the Nasdaq National Market;

  •
  the registration of our common stock under the Securities Act and the Exchange Act, if required; and

  •
  any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

        If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the LYONs to the holder entirely in cash. We may not change the form or components or percentages of components of consideration to be paid for the LYONs once we have given the notice that we are required to give to holders of LYONs, except as described in the prior sentence.

        In connection with any purchase offer, to the extent required by applicable law, we will:

  •
  comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then apply;

  •
  file a Schedule TO or any other required schedule under the Exchange Act; and

  •
  otherwise comply with all federal and state securities laws as necessary under the indenture to effect a purchase of LYONs by us at the option of a holder.

        Our obligation to pay the purchase price for a LYON for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with all necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price, plus accrued and unpaid contingent interest, if any, for the LYON will be made promptly following the later of the purchase date or the time of delivery of the LYON.

        If the paying agent holds money or securities sufficient to pay the purchase price of and any accrued and unpaid contingent interest on the LYON on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the LYON will cease to be outstanding and original issue discount, and contingent interest, if any, on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price and any accrued and unpaid contingent interest upon delivery of the LYON.

        Our ability to purchase LYONs with cash may be limited by the terms of our then existing borrowing agreements, as well as the amount of funds available to us to fund any such purchases.

        No LYONs may be purchased for cash at the option of holders if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the purchase price with respect to such LYONs.

Change in Control Permits Purchase of LYONs by IDEC Pharmaceuticals at the Option of the Holder

        In the event of any change in control, as defined below, occurring on or prior to April 29, 2007, each holder will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder's LYONs in integral multiples of $1,000 principal amount at maturity at a price for each $1,000 principal amount at maturity of such LYONs equal to the issue price of such LYON plus the accrued original issue discount to the purchase date. We will be required to make such purchases as of the date that is no later than 35 business days after the occurrence of such change in control. We refer to such date as a "change in control purchase date."

        Within 15 business days after the occurrence of a change in control, we are obligated to mail to the trustee and to all holders of LYONs at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice regarding the change in control, which notice shall state, among other things:

  •
  the events causing a change in control;

  •
  the date of such change in control;

  •
  the last date on which the purchase right may be exercised;

  •
  the change in control purchase price;

  •
  the change in control purchase date;

  •
  the name and address of the paying agent and the conversion agent;

  •
  the conversion rate and any adjustments to the conversion rate;

  •
  that LYONs with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

  •
  the procedures that holders must follow to exercise these rights.

        To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the change in control purchase date. The required purchase notice upon a change in control shall state:

  •
  the certificate numbers of the LYONs to be delivered by the holder;

  •
  the portion of the principal amount at maturity of LYONs to be purchased, which portion must be an integral multiple of $1,000; and

  •
  that we are to purchase such LYONs pursuant to the applicable provisions of the LYONs.

        A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the change in control purchase date. The notice of withdrawal shall state:

  •
  the principal amount at maturity being withdrawn;

  •
  the certificate numbers of the LYONs being withdrawn; and

  •
  the principal amount at maturity, if any, of the LYONs that remain subject to a change in control purchase notice.

        Our obligation to pay the change in control purchase price for a LYON for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with all necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of the change in control purchase price for such LYON will be made promptly following the later of the change in control purchase date or the time of delivery of such LYON.

        If the paying agent holds money sufficient to pay the change in control purchase price of the LYON on the business day following the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, original issue discount on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent, and all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the LYON.

        Under the indenture, a "change in control" occurs in the following situations:

  •
  any person (as the term "person" is used in Section 13(d) (3) or Section 14(d) (2) of the Exchange Act), other than IDEC Pharmaceuticals, its subsidiaries or their employee benefit plans, files a Schedule 13D or 14D-1 (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the beneficial owner of 50% or more of the voting power of our common stock or other capital stock into which the common stock is reclassified or changed, with certain exceptions; or

  •
  there shall be consummated any consolidation or merger of IDEC Pharmaceuticals pursuant to which our common stock would be converted into cash, securities or other property, in each case other than a consolidation or merger of IDEC Pharmaceuticals in which the holders of the common stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the consolidation or merger.

        The indenture does not permit us to waive our obligation to purchase LYONs at the option of holders in the event of a change in control.

        In connection with any purchase offer in the event of a change in control, to the extent required by applicable law, we will:

  •
  comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable;

  •
  file a Schedule TO or any other required schedule under the Exchange Act; and

  •
  otherwise comply with all federal and state securities laws as necessary under the indenture to effect a change in control purchase of LYONs by us at the option of a holder.

        The change in control purchase feature of the LYONs may in certain circumstances make more difficult or discourage a takeover of IDEC Pharmaceuticals. The change in control purchase feature, however, is not part of a plan by our management to adopt anti-takeover provisions nor is it the result of such management's knowledge of any specific effort:

  •
  to accumulate shares of IDEC Pharmaceuticals common stock; or

  •
  to obtain control of IDEC Pharmaceuticals by means of a merger, tender offer, solicitation or otherwise that is part a plan by management to adopt a series of anti-takeover power provisions.

        Instead, the change in control purchase feature is a standard term contained in other LYONs offerings that have been marketed by Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated. The specific terms of the change in control purchase feature resulted from negotiations between Merrill Lynch and us.

        We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the LYONs, but that would increase the amount of our outstanding indebtedness or the outstanding indebtedness of our subsidiaries.

        No LYONs may be purchased by us at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the change in control purchase price with respect to the LYONs.

Merger and Sales of Assets by IDEC Pharmaceuticals

        The indenture provides that we may consolidate with or merge into any other corporation or other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, provided that:

  •
  the resulting, surviving or transferee person (if other than us) is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

  •
  such person assumes all of our obligations under the LYONs and the indenture; and

  •
  we or such successor person is not immediately thereafter in default under the indenture.

        Upon the assumption of our obligations by such a person in such circumstances, subject to certain exceptions, we will be discharged from all obligations under the LYONs and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring on or prior to April 29, 2007 could constitute a change in control permitting each holder to require us or such successor person to purchase the LYONs of such holder as described above.

Events of Default

        The following are events of default for the LYONs:

  •
  default in payment of the principal amount at maturity, accrued original issue discount, redemption price, purchase price or change in control purchase price with respect to any LYON when such becomes due and payable;

  •
  failure by us to deliver shares of common stock or cash in lieu thereof (together with cash in lieu of fractional shares) when such common stock or cash in lieu thereof (or cash in lieu of fractional shares) is required to be delivered following conversion of a LYON and continuance of such default for ten days;

  •
  default in payment of any contingent interest, and continuance of such default for 30 days;

  •
  failure to comply with any of our other agreements in the LYONs or the indenture upon receipt by us of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

  •
  default (after expiration of any applicable grace periods) under any bond, debenture, note or other evidence of indebtedness for money we have borrowed having an aggregate outstanding principal amount in excess of the greater of (i) $10 million or (ii) 5% of Consolidated Net Assets (as defined herein), which default shall have resulted in that amount of such indebtedness being accelerated, without such indebtedness being discharged or such acceleration having been rescinded or annulled within 15 days after receipt of notice thereof by us from the trustee or us and the trustee from the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding (unless such default has been cured or waived); or

  •
  certain events of bankruptcy or insolvency affecting us or any of our "significant subsidiaries" (as such term is defined under Regulation S-X under the Securities Act).

        For purposes of this section, "Consolidated Net Assets" means the total amount of our and our subsidiaries' assets (less applicable depreciation, amortization and other valuation reserves), after deducting therefrom all of our and our subsidiaries' current liabilities (other than intercompany liabilities and the current portion of long-term debt, capitalized lease obligations and other indebtedness), all as set forth on our latest consolidated balance sheet at the end of a calendar quarter prepared in accordance with generally accepted accounting principles.

        If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the issue price of the LYONs plus the original issue discount on the LYONs accrued through the date of such declaration, and any accrued and unpaid contingent interest through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the issue price of the LYONs plus the original issue discount and any unpaid contingent interest accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable.

Book-Entry System

        The LYONs were issued initially only in the form of global securities held in book-entry form. DTC or its nominee will be the sole registered holder of the LYONs for all purposes under the indenture. Owners of beneficial interests in the LYONs represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and transfers are effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be converted for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the LYONs, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and are not entitled to any rights provided to the holders of LYONs under the global securities or the indenture. IDEC Pharmaceuticals and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Issuance of Certificated Securities for Global Securities

        LYONs represented by one or more global securities are exchangeable for LYONs represented by certificated securities in registered form with the same terms only if:

  •
  DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

  •
  we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

  •
  an event of default under the indenture occurs and is continuing.

        DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers, including Merrill Lynch, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Modification

        We and the trustee may enter into supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the LYONs with the consent of the holders of at least a majority in principal amount at maturity of the LYONs then outstanding. However, without the consent of each holder affected thereby, no supplemental indenture may:

  •
  alter the manner of calculation or rate of accrual of original issue discount or interest (including contingent interest) on any LYON or extend the time of payment;

  •
  make any LYON payable in money or securities other than that stated in the LYON;

  •
  change the stated maturity of any LYON;

  •
  reduce the amount of principal payable upon acceleration of maturity of the LYONs following a default;

  •
  reduce the percentage of principal amount at maturity of LYONs whose holders' consent is needed to modify or amend the indenture;

  •
  reduce the principal amount at maturity, issue price, redemption price, purchase price or change in control purchase price with respect to any LYON;

  •
  make any change that adversely affects the right of a holder to convert any LYON;

  •
  make any change that adversely affects the right to require us to purchase a LYON;

  •
  impair the right to convert or receive payment with respect to the LYONs or the right to institute suit for the enforcement of any payment with respect to, or conversion of, the LYONs; or

  •
  change the provisions in the indenture that relate to modifying or amending the indenture.

        Without the consent of any holder of LYONs, we and the trustee may enter into supplemental indentures for any of the following purposes:

  •
  to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the LYONs;

  •
  to add to our covenants for the benefit of the holders of the LYONs or to surrender any right or power conferred upon us;

  •
  to secure our obligations in respect of the LYONs and the indenture;

  •
  to make any changes or modifications to the indenture necessary in connection with the registration of the LYONs under the Securities Act and the qualification of the LYONs under the Trust Indenture Act of 1939 as contemplated by the indenture;

  •
  to cure any ambiguity, defect or inconsistency in the indenture; and

  •
  to provide the holders with additional rights to require us to purchase the LYONs on additional purchase dates.

        Notwithstanding the foregoing, no supplemental indenture entered into pursuant to the second, third, fourth or fifth bullets of the preceding paragraph may be entered into without the consent of the holders of a majority in principal amount at maturity of the LYONs, however, if such supplemental indenture may materially and adversely affect the interests of the holders of the LYONs.

        The holders of a majority in principal amount at maturity of the outstanding LYONs may, on behalf of the holders of all LYONs, (i) waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and (ii) waive any past default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, issue price, accrued and unpaid contingent interest, if any, accrued original issue discount, redemption price, purchase price or change in control purchase price or obligation to deliver shares of common stock upon conversion with respect to any LYON or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding LYON affected.

Discharge of the Indenture

        We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding LYONs or by depositing with the trustee, the paying agent or the conversion agent, if applicable after the LYONs have become due and payable, whether at stated maturity, or any redemption date, any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of our common stock or government obligations (as applicable under the terms of the indenture) sufficient to pay all of the outstanding LYONs and paying all other sums payable under the indenture by us.

Calculations in Respect of LYONs

        We will be responsible for making all calculations called for under the LYONs. These calculations include, but are not limited to, determination of the market prices of the LYONs and of our common stock and amounts of contingent interest payments, if any, payable on the LYONs. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of LYONs. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

Limitations of Claims in Bankruptcy

        If a bankruptcy proceeding is commenced in respect of IDEC Pharmaceuticals, the claim of the holder of a LYON is, under Title 11 of the United States Code, limited to the issue price of the LYON plus that portion of the original issue discount that has accrued from the date of issue to the commencement of the proceeding, plus any contingent interest. In addition, the holders of the LYONs will be effectively subordinated to the indebtedness and other obligations of our subsidiaries.

Information Concerning the Trustee

        J.P. Morgan Trust Company, National Association is the trustee, registrar, paying agent and conversion agent under the indenture. We may maintain deposit accounts and conduct other banking transactions with the trustee in the normal course of business.

Governing Law

        The indenture and the LYONs are governed by, and will be construed in accordance with, the law of the State of New York.

DESCRIPTION OF OUR CAPITAL STOCK

        The following statements with respect to our capital stock are subject to the detailed provisions of our certificate of incorporation and bylaws. These statements are not complete, do not give a full effect to the provisions of statutory or common law and are subject to, and are qualified in their entirety by reference to, the terms of our certificate of incorporation and bylaws.

General

        Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.0005 per share and 8,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

        As of May 31, 2002, there were 152,354,000 shares of common stock outstanding. The stock is held by 382 stockholders of record. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferential rights with respect to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of us, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preemptive rights. The common stock has no conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

        As of May 31, 2002, there were 48,014 shares of our preferred stock outstanding. Pursuant to our certificate of incorporation, our board of directors is authorized to issue up to an aggregate of 8,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, rights and terms of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series, without any further vote or action by the stockholders. The issuance of preferred stock in certain circumstances may have the effect of delaying, deferring or preventing a change in control in us without further actions of the stockholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

        We issued 37,521 shares of our Series A-2 Nonvoting Convertible Preferred Stock in August 1995 and 22,993 shares of our Series A-3 Nonvoting Convertible Preferred Stock in March 1996 to Genentech pursuant to the terms of a preferred stock purchase agreement. Each share of Series A and A-3 Preferred Stock is convertible at any time into 60 shares of our common stock. As of April 30, 2002, Genentech converted 12,500 shares of Series A-2 Preferred Stock into 750,000 shares of our common stock.

Stock Option and Employee Stock Purchase Plans

        Currently we have two stock option plans and one stock purchase plan. As of May 31, 2002:

  •
  options to purchase 20,461,622 shares of our common stock were outstanding under our 1988 Employee Stock Option Plan and 9,576,275 additional shares were reserved for issuance upon the exercise of options that may be granted under this plan in the future;

  •
  options to purchase 1,170,850 shares of our common stock were outstanding under our 1993 Non-Employee Directors Stock Option Plan and 935,000 additional shares were reserved for issuance upon the exercise of options that may be granted under this plan in the future; and

  •
  996,307 shares were reserved for issuance under our Employee Stock Purchase Plan.

Stockholder Rights Plan

        Effective July 26, 2001, our board of directors amended and restated the terms of our stockholder rights plan, originally adopted by the board of directors in 1997. Under the plan, we declared a dividend distribution of one "Right" for each outstanding share of our common stock to stockholders of record at the close of business on August 11, 1997. Since that time, we have issued one Right with each newly issued share of common stock. As amended, each Right, when exercisable, entitles the holder to purchase from us one one-thousandth of a share of our Series X Junior Participating Preferred Stock at a purchase price of $500.00. In general, under the amended and restated plan, if a person or affiliated group acquires beneficial ownership of 15% or more of our shares of common stock, then each Right (other than those held by such acquiring person or affiliated group) will entitle the holder to receive, upon exercise, shares of common stock (or, under certain circumstances, a combination of securities or other assets) having a value of twice the underlying purchase price of the Rights. In addition, if following the announcement of the existence of an acquiring person or affiliated group we are involved in a business combination or sale of 50% or more of our assets or earning power, each Right (other than those held by the acquiring person or affiliated group) will entitle the holder to receive, upon exercise, shares of common stock of the acquiring entity having a value of twice the underlying purchase price of the Rights. The board of directors also has the right, after an acquiring person or affiliated group is identified, to cause each Right to be exchanged for common stock or substitute consideration. We may redeem the Rights at a price of $0.001 per Right prior to the identification of an acquiring person or affiliated group. The Rights expire on July 26, 2011.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Mellon Investor Services LLP, Los Angeles, California.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

        This is a discussion of the material United States federal income tax consequences relevant to holders of the purchase, ownership and disposition of LYONs and, insofar as it relates to matters of law or legal conclusions, constitutes the opinion of our counsel, Pillsbury Winthrop LLP. This discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes) or possible differing interpretations. It deals only with LYONs held as capital assets and does not purport to deal with any particular holder of LYONs or persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding LYONs in a tax-deferred or tax-advantaged account or persons holding LYONs as a position in a "straddle," hedge, constructive sale, "conversion" or other integrated transaction for tax purposes.

        We do not address all of the tax consequences that may be relevant to an investor in LYONs. In particular, we do not address:

  •
  the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of LYONs;

  •
  the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of LYONs;

  •
  U.S. holders (as defined below) whose functional currency is not the United States dollar;

  •
  any state, local or foreign tax consequences of the purchase, ownership or disposition of LYONs; or

  •
  any United States federal, state, local or foreign tax consequences of owning or disposing of our common stock.

        If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the LYONs, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of the LYONs that is a partnership and partners in such partnership should consult their tax advisors.

        Persons considering the purchase of the LYONs should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the LYONs arising under the laws of any other taxing jurisdiction.

        A U.S. holder is a beneficial owner of the LYONs who or which is:

  •
  a citizen or individual resident of the United States, as defined in Section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

  •
  a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate if its income is subject to United States federal income taxation regardless of its source; or

  •
  a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

        Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as U.S. persons prior to such date, may also be treated as U.S. holders.

        A non-U.S. holder is a beneficial owner of LYONs other than a U.S. holder. We urge prospective investors that are non-U.S. holders to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the LYONs, including the application of United States federal withholding taxes.

        No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States federal income tax consequences discussed below, and the IRS would not be precluded from taking contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below or that a contrary position taken by the IRS will not be sustained by a court.

        We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the LYONs and our common stock in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Classification of the LYONs

        We have received an opinion from our counsel, Pillsbury Winthrop LLP, that the LYONs will be treated as indebtedness for United States federal income tax purposes and that the LYONs will be subject to the special regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations).

        Pursuant to the terms of the indenture, we and each holder of the LYONs agree, for United States federal income tax purposes, to treat the LYONs as debt instruments that are subject to the CPDI regulations. In addition, under the indenture, each holder will be deemed to have agreed to treat the fair market value of our common stock received by such holder upon conversion as a contingent payment and to accrue interest with respect to the LYONs as original issue discount for United States federal income tax purposes according to the "noncontingent bond method," set forth in section 1.1275-4(b) of the Treasury Regulations, using the comparable yield (as defined below) compounded semiannually and the projected payment schedule (as defined below) determined by us.

        The application of the CPDI regulations to instruments such as the LYONs is uncertain in several respects, and, as a result, no assurance can be given that the IRS or a court will agree with the treatment described herein. Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the LYONs. In particular, a holder might he required to accrue interest income at a higher or lower rate, might not recognize income, gain or loss upon conversion of the LYONs into common stock and might recognize capital gain or loss upon a taxable disposition of the LYONs. Holders should consult their tax advisers concerning the tax treatment of holding the LYONs. The remainder of this discussion is based on our treatment of the LYONs as debt instruments that are subject to CPDI regulations.

Accrual of Interest on the LYONs

        Pursuant to the CPDI regulations, a U.S. holder will be required to accrue interest income on the LYONs in the amounts described below, regardless of whether the U.S. holder uses the cash or accrual method of tax accounting. Accordingly, U.S. holders will be required to include interest in taxable income in each year in excess of the accruals on the LYONs for non-tax purposes and in excess of any contingent interest payments actually received in that year.

        The CPDI regulations provide that a U.S. holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the LYONs that equals:

    (1)
    the product of (i) the adjusted issue price (as defined below) of the LYONs as of the beginning of the accrual period and (ii) the comparable yield to maturity (as defined below) of the LYONs, adjusted for the length of the accrual period;

    (2)
    divided by the number of days in the accrual period; and

    (3)
    multiplied by the number of days during the accrual period that the U.S. holder held the LYONs.

        A LYON's issue price is the first price at which a substantial amount of the LYON is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a LYON is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any previously scheduled projected payments (as defined below) with respect to the LYONs (whether or not those projected payments are actually made).

        The term "comparable yield" means the annual yield we would pay, as of the initial issue date, on a fixed-rate, nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the LYONs. We intend to take the position that the comparable yield for the LYONs is 8.51%, compounded semiannually. The precise manner of calculating the comparable yield is not entirely clear. If the comparable yield were successfully challenged by the IRS, the yield as redetermined by the IRS could be materially greater or less than the comparable yield provided by us. Moreover, the projected payment schedule could differ materially from the projected payment schedule provided by us.

        The CPDI regulations require that we provide to U.S. holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the LYONs. This schedule must produce the comparable yield. The projected payment schedule includes estimates for certain contingent interest payments and an estimate for a payment at maturity taking into account the conversion feature. In this connection, the fair market value of any common stock (and cash, if any) received by a holder upon conversion will be treated as a contingent payment.

        The comparable yield and the schedule of projected payments will be set forth in the indenture. U.S. holders may also obtain the projected payment schedule by submitting a written request for such information to: IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, California 92121, Attention: Corporate Secretary.

        The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. holder's interest accruals and adjustments thereof in respect of the LYONs for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the LYONs.

        Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the LYONs

        If, during any taxable year, a U.S. holder receives actual payments with respect to the LYONs for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. holder will incur a "net positive adjustment" under the CPDI regulations equal to the amount of such excess. The U.S. holder will treat a "net positive adjustment" as additional interest income. For this purpose, the payments in a taxable year include the fair market value of property received in that year, including the fair market value of our common stock received upon conversion.

        If a U.S. holder receives in a taxable year actual payments with respect to the LYONs for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. holder will incur a "net negative adjustment" under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. holder's interest income on the LYONs for that taxable year and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. holder's interest income on the LYONs during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any excess negative adjustments will be treated as a negative adjustment in the succeeding taxable year.

        If a U.S. holder purchases LYONs at a discount or premium to the adjusted issue price, the discount will be treated as a positive adjustment and the premium will be treated as a negative adjustment. The U.S. holder must reasonably allocate the adjustment over the remaining term of the LYONs by reference to the accruals of original issue discount at the comparable yield or to the projected payments. It may be reasonable to allocate the adjustment over the remaining term of the LYONs pro rata with the accruals of original issue discount at the comparable yield. You should consult your tax advisor regarding these allocations.

Sale, Exchange, Conversion or Redemption

        Generally, the sale or exchange of a LYON, or the redemption of a LYON for cash, will result in taxable gain or loss to a U.S. holder. Further, the receipt of our common stock by a U.S. holder upon the conversion of a LYON, or upon the U.S. holder's exercise of a put right where we elect to pay in common stock, will also result in taxable gain or loss to the U.S. holder.

        The amount of gain or loss on a taxable sale, exchange, conversion or redemption would be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. holder, including the fair market value of any of our common stock received, and (b) the U.S. holder's adjusted tax basis in the LYON. A U.S. holder's adjusted tax basis in a LYON will generally be equal to the U.S. holder's original purchase price for the LYON, increased by any interest income previously accrued by the U.S. holder (determined without regard to any adjustments to interest accruals described above, other than adjustments to reflect discount or premium to the adjusted issue price, if any) and decreased by the amount of any projected payments that have been previously scheduled to be made in respect of the LYONs (without regard to the actual amount paid). Gain recognized upon a sale, exchange, conversion or redemption of a LYON will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the LYON is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

        A U.S. holder's tax basis in our common stock received upon a conversion of a LYON or upon a U.S. holder's exercise of a put right that we elect to pay in our common stock will equal the then current fair market value of such common stock. The U.S. holder's holding period for the common stock received will commence on the day immediately following the date of conversion or redemption.

Constructive Dividends

        If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the antidilution provisions of the LYONs, the conversion rate of the LYONs were increased, such increase might be deemed to be the payment of a taxable dividend to holders of the LYONs.

        For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or assets or an increase in the event of an extraordinary cash dividend may result in deemed dividend treatment to holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock would not be so treated.

Treatment of Non-U.S. Holders

        We intend to treat payments of contingent interest made to a non-U.S. holder (other than (i) the receipt of common stock upon conversion of a LYON and (ii) any payment of contingent cash interest made in any period up to the floor amount (i.e., the amount based on the average market price of the LYONs)) as subject to United States federal withholding tax. Therefore, non-U.S. holders will be subject to United States federal withholding on such payments of contingent interest at a rate of 30%, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from a non-U.S. holder claiming that the payments are effectively connected with the conduct of a United States trade or business. A non-U.S. holder that is subject to United States federal withholding tax should consult its own tax advisors as to whether it can obtain a refund for all or a portion of the withholding tax.

        All other payments on the LYONs made to a non-U.S. holder, including a payment in common stock pursuant to a conversion, and any gain realized on a sale, exchange or conversion of the LYONs (other than gain attributable to accrued contingent interest payments), will be exempt from United States income or withholding tax provided that: (i) such non-U.S. holder does not own, actually, indirectly or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership and is not a bank receiving interest described in section 881(c)(3)(A) of the Code; (ii) the statement requirement set forth in section 871(h) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below; (iii) such payments and gain are not effectively connected with the conduct by such non-U.S. holder of a trade or business in the United States; (iv) our common stock continues to be, and the LYONs are, actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the Nasdaq National Market); and (v) we are not a "United States real property holding corporation." We believe that we are not and do not anticipate becoming a "United States real property holding corporation." However, if a non-U.S. holder were deemed to have received a constructive dividend (see "—Constructive Dividends" above), the non-U.S. holder will generally be subject to United States federal withholding tax at a 30% rate, subject to a reduction by an applicable treaty, on the taxable amount of such dividend.

        The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a LYONs certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements.

        If a non-U.S. holder of the LYONs is engaged in a trade or business in the United States, and if interest on the LYONs is effectively connected with the conduct of such trade or business, the non-U.S. holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States federal income tax on interest and on any gain realized on the sale, exchange or conversion of the LYONs in the same manner as if it were a U.S. holder. In lieu of the certificate described in the preceding paragraph, such a non-U.S. holder would be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a non-U.S. holder is a foreign corporation, such holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Backup Withholding Tax and Information Reporting

        Payments of principal and interest (including original issue discount and a payment in common stock pursuant to a conversion of the LYONs) on, and the proceeds of dispositions of, the LYONs may be subject to information reporting and United States federal backup withholding tax at the applicable rate if the U.S. holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. A non-U.S. holder may be subject to United States backup withholding tax on payments on the LYONs and the proceeds from a sale or other disposition of the LYONs unless the non-U.S. holder complies with certification procedures to establish that it is not a United States person. Any amounts so withheld will be allowed as a credit against a U.S. holder's United States federal income tax liability and may entitle a holder to a refund, provided the required information is timely furnished to the IRS.

Additional Put Rights

        Although not free from doubt, if we provide holders with additional rights to require us to purchase the LYONs on additional purchase dates as described under "Description of LYONs—Purchase of LYONs by IDEC Pharmaceuticals," the provision of such additional put rights may, in certain limited circumstances, result in a "deemed exchange" of the LYONs for new securities of ours for United States federal income tax purposes. In such event, among other things, holders may be required to recognize gain or loss and we may be required to determine a new comparable yield and projected payment schedule. U.S. holders should consult their own tax advisors regarding the tax consequences with respect to such deemed exchange, if any.

REGULATION OF PRODUCTS BY THE FDA

        The testing, manufacturing, labeling, advertising, promotion, export and marketing, among other things, of our two approved products and our proposed products are subject to extensive regulation by governmental authorities in the United States and other countries. In the United States, pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Service Act. Our two approved products are regulated by the FDA as biologics and we believe our proposed products will also be regulated by FDA as biologics. Biologics require the submission of a Biologics License Application, or BLA, and approval by the FDA prior to being marketed in the United States. Manufacturers of biologics may also be subject to state regulation. Failure to comply with FDA requirements, both before and after product approval, may subject us and/or our partners, contract manufacturers and suppliers to administrative or judicial sanctions, including FDA refusal to approve pending applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, fines, injunctions and/or criminal prosecution.

        The steps required before a biologic may be approved for marketing in the United States generally include (i) preclinical laboratory tests and animal tests, (ii) the submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may commence, (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the product, (iv) the submission to the FDA of a BLA, (v) FDA review of the BLA and (vi) satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is made to assess compliance with cGMP. The testing and approval process requires substantial time, effort and financial resources and there can be no assurance that any approval will be granted on a timely basis, if at all.

        Preclinical tests include laboratory evaluation of the product, as well as animal studies to assess the potential safety and efficacy of the product. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may be commenced. The IND will automatically become effective 30 days after receipt by the FDA, unless the FDA before that time raises concerns or questions about the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials.

        Clinical trials involve the administration of the investigational product to healthy volunteers or patients under the supervision of qualified principal investigators. Further, each clinical study must be reviewed and approved by an independent Institutional Review Board.

        Clinical trials typically are conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug into human subjects, the drug is usually tested for safety (adverse effects), dosage tolerance, absorption, metabolism, distribution, excretion and pharmacodynamics. Phase II usually involves studies in a limited patient population to (i) evaluate preliminarily the efficacy of the drug for specific, targeted indications, (ii) determine dosage tolerance and optimal dosage and (iii) identify possible adverse effects and safety risks. Phase III trials generally further evaluate clinical efficacy and test further for safety within an expanded patient population. There can be no assurance that Phase I, Phase II or Phase III testing will be completed successfully within any specific time period, if at all, with respect to any of our product candidates. Furthermore, we or the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

        The results of the preclinical studies and clinical studies, together with other detailed information, including information on the manufacture and composition of the product, are submitted to the FDA in the form of a BLA requesting approval to market the product. Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured, and will not approve the product unless cGMP compliance is satisfactory. The FDA may deny a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require postmarketing testing and surveillance to monitor the safety or efficacy of a product. Approval entails limitations on the indicated uses for which a product may be marketed. When approval is granted under the "accelerated approval" provisions of FDA's regulations, the BLA holder must conduct certain additional studies to verify the clinical benefit attributable to the product. Failure to conduct the required studies, or to comply with certain other conditions of accelerated approvals, may result, following a hearing, in FDA's withdrawing or modifying that part of the approval that was granted under the accelerated approval provisions. One of the indications for which ZEVALIN was approved was an accelerated approval, so if we fail to conduct the required studies or otherwise fail to comply with the conditions of accelerated approval, FDA may take action to seek to withdraw that approval. Also, if we seek to make certain changes to an approved product, such as promoting or labeling a product for a new indication, making certain manufacturing changes, or changing manufacturers or suppliers of certain ingredients or components, we will need FDA review and approval before the change can be implemented.

        BLA holders must continue to comply with FDA requirements after approval. For example, BLA holders are required to report certain adverse reactions to the FDA and to comply with certain requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to cGMP regulations after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to expend time, monies and effort in the area of production and quality control to maintain cGMP compliance. In addition, discovery of problems, such as safety problems, may result in changes in labeling or restrictions on a product, manufacturer or BLA holder, including removal of the product from the market.

        Our third-party manufacturer for ZEVALIN, DSM, remains subject to a warning letter from the FDA with respect to cGMP matters not specifically related to ZEVALIN. A manufacturer subject to a warning letter that fails to correct cGMP deficiencies to the satisfaction of the FDA could be subject to interruption of production pending resolution of the cGMP issues.

        We will also be subject to a variety of foreign regulations governing clinical trials and sales of our products. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. At least initially, we intend, to the extent possible, to rely on foreign licensees to obtain regulatory approval for marketing our products in foreign countries.

        Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a "rare disease or condition," which generally is a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are publicly disclosed by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, i.e., the FDA may not approve any other applications to market the same drug for the same indication for a period of seven years, except in certain very limited circumstances.

        Rituxan and ZEVALIN have received orphan drug exclusivity in the United States. There can be no assurance, however, that competitors will not receive approval of other different drugs or biologics for treatment of the diseases for which Rituxan and ZEVALIN are approved.

SELLING SECURITY HOLDERS

        The LYONs were originally issued by us to Merrill Lynch in a transaction exempt from the registration requirements of the Securities Act and were immediately resold by Merrill Lynch to persons reasonably believed by Merrill Lynch to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the LYONs listed below and the shares of common stock issued upon conversion of such LYONs. When we refer to the "selling securityholders" in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests.

        The following table sets forth information as of July 3, 2002, with respect to the selling securityholders and the principal amounts of LYONs beneficially owned by each selling securityholder that may be offered under this prospectus. This information is based on information provided by or on behalf of the selling securityholders. Each selling securityholder cannot sell the LYONs or the shares without furnishing to us a questionnaire setting forth the information specified below. However, as of the date of this prospectus, not every holder has provided to us a questionnaire. Therefore, the heading "All other holders of LYONs or future transferees, pledgees, donees, assignees or successors of any such holders" in the first column below represents the LYONs and shares held by holders who have not yet returned to us their questionnaires.

        The selling securityholders may offer all, some or none of the LYONs or common stock into which the LYONs are convertible. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their LYONs since the date on which they provided us the information regarding their LYONs in transactions exempt from the registration requirements of the Securities Act. No selling securityholder named in the table below owns one percent or more of our common stock assuming conversion of such selling securityholder's LYONs.

        Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus when and if necessary. In addition, the conversion rate and therefore, the number of shares of common stock issuable upon conversion of the LYONs, is subject to adjustment in certain circumstances.

Name	Aggregate Principal Amount at Maturity of LYONs That May Be Sold	Percentage of LYONs Outstanding	Number of Shares of Common Stock That May Be Sold(1)	Percentage of Common Stock Outstanding(2)
Allstate Insurance Company	$1,000,000	*	7,188	*
Allstate Life Insurance Company	500,000	*	3,594	*
Argern LowLev Convertible Arbitrage Fund LLC	800,000	*	5,750	*
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	8,000,000	*	57,504	*
Argent Classic Convertible Arbitrage Fund L.P.	4,700,000	*	33,784	*
Argent LowLev Convertible Arbitrage Fund Ltd.	9,000,000	*	64,693	*
Bank Austria Cayman Islands, Ltd.	3,500,000	*	25,158	*

Bank of America Pension Plan	7,000,000	*	50,316	*
Black Diamond Capital I, Ltd.	480,000	*	3,450	*
Black Diamond Convertible Offshore LDC	3,195,000	*	22,966	*
Black Diamond Offshore Ltd.	1,920,000	*	13,801	*
Clinton Riverside Convertible Managed Trading Account I	6,200,000	*	44,566	*
Credit Suisse First Boston London Branch	13,000,000	1.08	93,445	*
Deutsche Bank Securities Inc.	123,340,000	10.24	886,580	*
Double Black Diamond Offshore LDC	8,925,000	*	64,154	*
Gaia Offshore Master Fund Ltd.	4,300,000	*	30,908	*
Global Bermuda Limited Partnership	4,400,000	*	31,628	*
Granville Capital Corporation	7,500,000	*	53,910
JMG Convertible Investments, LP	16,500,000	1.37%	118,604	*
JMG Triton Offshore Fund, Ltd.	10,500,000	*	75,475	*
KBC Financial Products (Cayman Islands) Limited	100,000,000	8.30	718,810	*
KBC Financial Products USA Inc.	8,950,000	*	64,333	*
Lakeshore International, Ltd.	17,600,000	1.46	126,511	*
LDG Limited	817,430	*	5,875	*
Lyxor Master Fund	700,000	*	5,031	*
Lyxor Master Fund Ref: Argent/LowLev CB	2,500,000	*	17,970	*

Man Convertible Bond Master Fund, Ltd.	12,880,000	1.07	92,582
McMahan Securities Co. L.P.	3,000,000	*	21,564	*
Morgan Stanley & Co.	15,000,000	1.25	107,821	*
People's Benefit Life Insurance Company	20,000,000	1.66	143,762	*
Ram Trading LTD	5,500,000	*	39,534
RCG Halifax Master Fund, Ltd.	3,000,000	*	21,543	*
RCG Latitude Master Fund, Ltd.	6,000,000	*	43,128	*
RCG Multi-Strategy, LP	12,500,000	1.04	89,851	*
Royal Bank of Canada	12,000,000	*	86,257	*
St. Albans Partners Ltd.	7,000,000	*	50,316	*
St. Thomas Trading, Ltd.	22,120,000	1.84	159,000
TD Securities (USA) Inc.	3,000,000	*	21,543	*
TQA Master Fund, Ltd.	15,495,670	1.29	111,384	*
TQA Master Plus Fund, Ltd.	4,935,660	*	35,478	*
Ttibecca Investments, LLC	2,000,000	*	14,376	*
UBS O'Connor LLC f/b/o/ UBS Global Equity Arbitrage Master Fund Ltd.	10,000,000	*	71,881
UBS Warburg, LLC	11,400,000	*	81,944	*
Wilmington Trust Company as owner/trustee for the Forrestal Funding Master Trust	85,000,000	7.05	610,989	*
Worldwide Transactions Ltd.	480,000	*	3,450	*
Zurich Institutional Benchmark Master Fund Ltd.	1,200,000	*	8,625	*

All other holders of LYONs or future transferees, pledgees, donees, assignees or successors of any such holders(3)(4)	587,111,240	48.72%	4,220,269	*

Total	$1,204,950,000	100.0%	8,661,301	5.69%

*
Less than 1%

(1)
Assumes conversion of all of the holder's LYONs at a conversion rate of 7.1881 shares of common stock per $1,000 principal amount at maturity of the LYONs. This conversion rate is subject to adjustment, however, as described under "Description of the LYONs—Conversion Rights." As a result, the number of shares of common stock issuable upon conversion of the LYONs may increase or decrease in the future.

(2)
Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 152,345,000 shares of common stock outstanding as of May 31, 2002. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder's LYONs, but we did not assume conversion of any other holder's LYONs.

(3)
Information about other selling securityholders will be set forth in prospectus supplements, if required.

(4)
Assumes that any other holders of LYONs, or any future pledgees, donees, assignees, transferees or successors of or form any such other holders of LYONs, do not beneficially own any shares of common stock other than the common stock issuable upon conversion of the LYONs at the initial conversion rate.

PLAN OF DISTRIBUTION

        We are registering the LYONs and shares of common stock covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the LYONs and the shares of common stock covered by this prospectus.

        We will not receive any of the proceeds from the offering of LYONs or the shares of common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the LYONs and shares of common stock beneficially owned by them and offered hereby from time to time:

  •
  directly; or

  •
  through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders or from the purchasers of the LYONs and common stock for whom they may act as agent.

        The LYONs and the common stock may be sold from time to time in one or more transactions at:

  •
  fixed prices, which may be changed;

  •
  prevailing market prices at the time of sale;

  •
  varying prices determined at the time of sale; or

  •
  negotiated prices.

        These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale of the LYONs or shares of common stock offered by them hereby will be the purchase price of the LYONs or shares of common stock less discounts and commissions, if any.

        The sales described in the preceding paragraph may be effected in transactions:

  •
  on any national securities exchange or quotation service on which the LYONs and common stock may be listed or quoted at the time of sale, including the Nasdaq National Market in the case of the common stock;

  •
  in the over-the-counter market;

  •
  in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

  •
  through the writing of options.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

        In connection with the sales of the LYONs and the shares of common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the LYONs and the shares of common stock to close out short positions, or loan or pledge LYONs and the shares of common stock to broker-dealers that in turn may sell the LYONs and the shares of common stock.

        To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the LYONs and the shares of common stock by the selling securityholders. Selling securityholders may not sell any, or may not sell all, of the LYONs and the shares of common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the LYONs and the shares of common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A or other applicable exemption under the Securities Act may be sold under such exemption rather than pursuant to this prospectus.

        Our common stock is quoted on the Nasdaq National Market.

        The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the LYONs or the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the LYONs or the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition any profits realized by the selling securityholders may be deemed to be underwriting commissions.

        The LYONs were issued and sold in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by Merrill Lynch to be "qualified institutional buyers," as defined in Rule 144A under the Securities Act. We have agreed to indemnify Merrill Lynch and each selling securityholder, and each selling securityholder has agreed to indemnify us, Merrill Lynch and each other selling securityholder against specified liabilities arising under the Securities Act.

        The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the LYONs and the underlying shares of common stock by the selling securityholders and any such other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the LYONs and the underlying shares of common stock to engage in market-making activities with respect to the particular LYONs and the underlying shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the LYONs and the underlying shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the LYONs and the underlying shares of common stock.

        We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earliest of:

  •
  the sale, pursuant to the registration statement to which this prospectus relates or to the public pursuant to Rule 144, of all the securities registered thereunder;

  •
  the expiration of the holding period applicable to the securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision;

  •
  the sales of all such securities pursuant to Rule 144 under the Securities Act; or

  •
  the date all such securities cease to be outstanding.

        Our obligation to keep the registration statement to which this prospectus relates effective is subject to certain exceptions. In these cases, we may prohibit offers and sales of LYONs and shares of common stock pursuant to the registration statement to which this prospectus relates.

LEGAL MATTERS

        The validity of the LYONs and shares of common stock issuable upon conversion of the LYONs, and certain federal income tax matters, have been passed upon for us by Pillsbury Winthrop LLP, San Diego, California.

EXPERTS

        The consolidated financial statements of IDEC Pharmaceuticals Corporation and subsidiary, as of December 31, 2000 and 2001 and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        We are "incorporating by reference" into this prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our finances.

IDEC Pharmaceuticals SEC Filings (File No. 0-19311)	Period or Date
Annual Report on Form 10-K	Fiscal year ended December 31, 2001
Quarterly Report on Form 10-Q	Quarterly period ended March 31, 2002

        All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, from the date of this prospectus to the end of the offering of the LYONs or shares of common stock issuable upon their conversion shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus.

        Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Any statements so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        You may request a copy of these filings at no cost, by writing or calling us at the following address or telephone number:

Investor Relations
IDEC Pharmaceuticals Corporation
3030 Callan Road
San Diego, CA 92121
Telephone: (858) 431-8800

        Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

WHERE YOU CAN FIND MORE INFORMATION

        While any LYONs remain outstanding, we will make available, upon request, to any holder and any prospective purchaser of LYONs the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act. Any such request should be directed to us at 3030 Callan Road, San Diego, California 92121. Our telephone number is (858) 431-8800. Our website is located at www.idecpharm.com. Information contained in our website is not incorporated by reference into this prospectus.

        We have filed and will file reports and other information with the SEC under the Exchange Act. You may read and copy this information at the following SEC Public Reference Room:

Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

        You may also obtain copies of this information by mail from the SEC at the address listed above, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for additional information about the public reference room.

        The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, including IDEC Pharmaceuticals, who file electronically with the SEC. The address of that site is www.sec.gov.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14: OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the registration of the offering of the securities. All the amounts shown are estimates except for the registration fee.

SEC Registration Fee	$60,485.48
Legal Fees and Expenses	25,000.00
Accounting Fees and Expenses	10,000.00
Printing Expenses	2,000.00
Miscellaneous Expenses	2,514.52

Total	$100,000.00

ITEM 15: INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Our Amended and Restated Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for (i) any breach of their duty of loyalty to the corporation or its stockholders, (ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) any transaction from which the director derived an improper personal benefit.

        Our Bylaws provide that we shall indemnify our directors and may indemnify our officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws have the power to indemnify him or her against such liability under the General Corporation Law of Delaware. We currently have secured such insurance on behalf of our directors and officers.

        We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our Bylaws. These agreements, among other things, indemnify our directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of IDEC Pharmaceuticals, arising out of such person's services as a director or executive officer of IDEC Pharmaceuticals, any subsidiary of ours or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

ITEM 16: EXHIBITS

Number	Exhibit
3.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant's Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2001).
3.2
Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).
3.3	Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 of the Registrant's Form 2-B filed on June 2, 1997).
3.4	Amendment to the Bylaws of the Registrant.*
4.1
Indenture, dated as of April 29, 2002, between the Registrant and J.P. Morgan Trust Company, National Association (incorporated by reference to Exhibit 4.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
4.2
Registration Rights Agreement, dated as of April 29, 2002, between the Registrant and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 4.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
4.3	Form of Liquid Yield Option™ Note dated April 20, 2002 (incorporated by reference to Exhibit 4.3 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
5.1	Opinion of Pillsbury Winthrop LLP.*
8.1	Opinion of Pillsbury Winthrop LLP as to certain U.S. federal income tax matters.*
12.1	Computation of Ratio of Earnings to Fixed Charges.*
23.1	Consent of KPMG LLP, Independent Auditors.
23.2	Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1).
23.3	Consent of Pillsbury Winthrop LLP (included in Exhibit 8.1).
24.1	Power of Attorney (included on signature pages of this Registration Statement).
25.1	Form of T-1 Statement of Eligibility of J.P. Morgan Trust Company, National Association, as Trustee under the Indenture.*

*
Previously filed.

ITEM 17: UNDERTAKINGS

        The undersigned Registrant hereby undertakes:

1.
To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(a)
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b)
To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fed" table in the effective Registration Statement; and

(c)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(a) and (1)(b) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

2.
That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registration pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on July 3, 2002.

IDEC PHARMACEUTICALS CORPORATION
By:	/s/ WILLIAM H. RASTETTER* William H. Rastetter, Ph.D., Chairman of the Board and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to registration statement has been signed below by the following persons on behalf of the Registrant and in the capacities indicated below.

Name	Capacity	Date
/s/ WILLIAM H. RASTETTER* William H. Rastetter, Ph.D.	Chairman and Chief Executive Officer (Principal Executive Officer)	July 3, 2002
/s/ PHILLIP M. SCHNEIDER* Phillip M. Schneider	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	July 3, 2002
/s/ HERBERT BOYER* Herbert Boyer, Ph.D.	Director	July 3, 2002
/s/ ALAN B. GLASSBERG* Alan B. Glassberg, M.D.	Director	July 3, 2002
/s/ KAZUHIRO HASHIMOTO* Kazuhiro Hashimoto	Director	July 3, 2002
/s/ FRANKLIN P. JOHNSON, JR.* Franklin P. Johnson, Jr.	Director	July 3, 2002
/s/ ROBERT W. PANGIA* Robert W. Pangia	Director	July 3, 2002
	Director	July , 2002
Bruce R. Ross
	Director	July , 2002
Lynn Schenk
/s/ WILLIAM D. YOUNG* William D. Young	Director	July 3, 2002
*Signed By:	/s/ DAVID R. SNYDER
	David R. Snyder, Esq. Attorney-in-fact	July 3, 2002

EXHIBIT INDEX

Number	Exhibit
3.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant's Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2001).
3.2
Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).
3.3	Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 of the Registrant's Form 2-B filed on June 2, 1997).
3.4	Amendment to the Bylaws of the Registrant.*
4.1
Indenture, dated as of April 29, 2002, between the Registrant and J.P. Morgan Trust Company, National Association (incorporated by reference to Exhibit 4.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
4.2
Registration Rights Agreement, dated as of April 29, 2002, between the Registrant and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 4.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
4.3	Form of Liquid Yield Option™ Note dated April 20, 2002 (incorporated by reference to Exhibit 4.3 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
5.1	Opinion of Pillsbury Winthrop LLP.*
8.1	Opinion of Pillsbury Winthrop LLP as to certain U.S. federal income tax matters.*
12.1	Computation of Ratio of Earnings to Fixed Charges.*
23.1	Consent of KPMG LLP, Independent Auditors.
23.2	Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1).
23.3	Consent of Pillsbury Winthrop LLP (included in Exhibit 8.1).
24.1	Power of Attorney (included on signature pages of this Registration Statement).
25.1	Form of T-1 Statement of Eligibility of J.P. Morgan Trust Company, National Association, as Trustee under the Indenture.*

*
Previously filed.

QuickLinks

The Offering
TABLE OF CONTENTS
FORWARD-LOOKING INFORMATION
SUMMARY
IDEC Pharmaceuticals Corporation
Recent Developments
The Offering
RISK FACTORS
Risks Related to this Offering
Risks Related to Our Business
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF LYONs
DESCRIPTION OF OUR CAPITAL STOCK
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
REGULATION OF PRODUCTS BY THE FDA
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
PART II: INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 14: OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
ITEM 15: INDEMNIFICATION OF DIRECTORS AND OFFICERS
ITEM 16: EXHIBITS
ITEM 17: UNDERTAKINGS
SIGNATURES
EXHIBIT INDEX